Form 20-F
period 2021-12-31
GameSquare Esports Inc
filed 2022-05-02
CIK 1867388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

GAMESQUARE ESPORTS INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, Canada

(Jurisdiction of incorporation or organization)

150 YORK STREET, SUITE 1008, TORONTO, ONTARIO M5H 3S5, Canada

(Address of principal executive offices

KEVIN WRIGHT

TELEPHONE: (647) 670-2500

EMAIL: KEVIN@GAMESQUARE.COM

 ADDRESS: 150 YORK STREET, SUITE 1008, TORONTO, ONTARIO M5H 3S5, CANADA

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (no par value)	GMSQF GSQ 29Q1.F	OTCQB CSE Frankfurt

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

The number of outstanding common shares of GameSquare’s only class of capital or common stock as at May 2, 2022 was 244,381,900 common shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 244,381,900.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐      Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued By the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

In this Form 20-F, the terms “we”, “our”, “us” and “GameSquare” refer, unless the context requires otherwise, to GameSquare Esports Inc.

CURRENCY

All amounts are expressed in Canadian dollars (“C$”) unless otherwise stated. See the information under the heading “Item 3.A. Selected Financial Data - Exchange Rates” for relevant information about the rates of exchange between Canadian dollars and the other functional currencies used by certain subsidiaries of GameSquare.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this registration statement on Form 20-F (this “Form 20-F”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward- looking information” within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as “forward-looking statements”). These statements reflect our management’s expectations with respect to future events, the Company’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The words “plans”, “expects”, “estimated”, “anticipates”, “intend”, “focus”, “outlook”, “potential”, “seek”, “strategy”, “vision”, “goal”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, frequently identify forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statement included in this Form 20-F should not be unduly relied upon. Unless otherwise indicated, these statements speak only as of the date of this Form 20-F.

In particular, this Form 20-F contains forward-looking statements pertaining to, among other things, opportunities within esports, industry trends, the Company’s growth strategy, ability to pursue and execute on opportunistic and accretive acquisitions; synergies available to the Company following acquisitions; the Company’s business objectives; the Company’s ability to monetize its core asset portfolio; and the Company’s ability to execute on its business plan and the factors discussed under “Item 3. Key Information - D. Risk Factors.”

In addition to any factors and assumptions set forth in this Form 20-F, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this Form 20-F. Such factors include, without limitation, the following: industry competition, the Company’s ability to achieve its objectives, the Company’s size and position in the industry and its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, the ability of the Company to leverage its portfolio across entertainment and media platforms, dependence on the Company’s key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic and its variants. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Item 3. Key Information - D. Risk Factors.”. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included in this Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements in this Form 20-F speak only as to the date hereof and are based on our beliefs, opinions and expectations at the time they are made. Except as required by applicable law, including the securities laws of the United States and Canada, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Any forward-looking statements included in this Form 20-F are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this Form 20-F. The Company does not assume or undertake any obligation to update or revise any forward-looking statements or departures from them, except as required by applicable law. New factors emerge from time to time, and it is not possible for our management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following tables present selected historical financial data for GameSquare and its subsidiaries (collectively, the “Group”). The balance sheet financial data as at December 31, 2021 and the income statement financial data for the year ended December 31, 2021, in each case as set forth below, has been derived from the Group’s audited consolidated financial statements incorporated by reference in this Form 20-F. The Company changed its fiscal year-end from November 30 to December 31 during the 2021 fiscal year which resulted in a transition year of thirteen months.

Balance Sheet

($ Canadian)	December 31, 2021	November 30, 2020

ASSETS

Current
Cash	$7,642,593	$660,686
Amounts receivable	3,911,638	381,749
Prepaid expenses and deposits	385,639	109,142
Other investments	-	62,635
Other current assets	388,478	-

Total current assets	12,328,348	1,214,212

Long-term
Equipment	4,600,404	1,419
Intangibles	9,339,175	2,361,567
Goodwill	-	2,258,109
Right-of-use asset	3,501,614	-
Reclamation deposits	340,443	338,606
Non-current assets held for sale	99,535	-

Total assets	$30,209,519	$6,173,913

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,796,756	$845,273
Deferred revenue	414,628	104,630
Current portion of lease liability	382,057	-
Loan payable	152,305	-

Total current liabilities	3,745,746	949,903

Deferred consideration on acquisition of Code Red	-	335,000
Long term loan	-	40,000
Lease liability, net of current portion	3,421,383	-
Reclamation provision	323,933	323,933
Deferred tax liability	347,958	464,000

Total liabilities	7,839,020	2,112,836

SHAREHOLDERS' EQUITY

Common shares	45,690,856	6,340,328
Share based payments reserve	3,923,193	718,951
Contingently issuable shares	66,238	-
Warrants	2,923,808	827,461
Accumulated other comprehensive income	221,183	884
Accumulated deficit	(30,341,957)	(3,826,547)

Equity attributable to owners of the parent	22,483,321	4,061,077
Non-controlling interest	(112,822)	-

Total Shareholders' Equity	22,370,499	4,061,077

Total liabilities and shareholders' equity	$30,209,519	$6,173,913

Income Statement

The following tables present the Group’s statement of loss and comprehensive loss for the year ended December 31, 2021.

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the quarter ended December 31, 2021 are for the four months ended December 31, 2021 with the comparative period consisting of the three months ended November 31, 2020

($ Canadian)	December 31, 2021	November 30, 2020

Revenue	$13,687,889	488,774

Cost of sales	9,250,631	331,228

Gross profit	4,437,258	157,546

Other income
Interest and other income	9,645	1,947

Total other income	9,645	1,947

Expenses
Salaries, consulting and management fees	7,617,319	760,648
Player compensation	724,777	-
Professional fees	1,436,522	8,323
General office expenses	1,340,366	202,569
Selling and marketing expenses	1,426,503	-
Travel expenses	676,221	4,107
Shareholder communications and filing fees	209,830	52,229
Interest expense	181,527	11,497
Bad debt expense	56,318	74,581
Foreign exchange loss	2,972	5,110
Change in provision for reclamation deposit	(97,323)	6,308
Share-based compensation	3,644,287	709,953
Transaction costs	9,744,815	1,817,540
Amortization	1,879,825	81,433
Impairment on goodwill	2,258,109	-

Total expenses	31,102,068	3,734,298

Loss for the period before income taxes	(26,655,165)	(3,574,805)
Income tax (recovery)	(98,854)	(1,697)
Loss for the period	(26,556,311)	(3,573,108)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	220,299	884

Total comprehensive loss for the period	$(26,336,012)	$(3,572,224)

(Loss) for the period attributable to:
Owners of the parent	(26,515,410)	(3,573,108)
Non-controlling interest	(40,901)	-
	$(26,556,311)	$(3,573,108)
Basic and diluted net loss per share	$(0.17)	$(0.14)

Weighted average number of common shares outstanding - basic and diluted	156,258,509	24,995,371

Exchange Rates

Our consolidated financial information is presented in Canadian dollars. However, the functional currency of Code Red Ltd. (“Code Red”) is the U.K. pound sterling (“GBP”) and GameSquare Esports (USA) Inc. and its subsidiaries is the U.S. dollar (“USD”). Transactions in foreign currencies, including GBP and USD, are translated into the transacting entities’ functional currency at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the statement of financial position dates. Non-monetary items in a foreign currency are measured in terms of historical cost and are translated using the exchange rates on the dates of the initial transactions. All differences are taken to the statements of income in the periods in which they arise.

The assets and liabilities of foreign operations are translated at the exchange rates at the reporting date to the presentation currency. The income and expenses of foreign operations are translated at the exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income (loss) and accumulated in the translation reserve.

A. (Reserved)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk and the securities must be considered highly speculative. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the securities described hereunder. Additional risks and uncertainties not presently known to us, or which we currently deem not to be material, may also have a material adverse effect. Prospective investors and shareholders should consider carefully all of the information set out in this Form 20-F and the risks attaching to an investment in us before making any investment decision and consult with their own professional advisors where necessary.

Risks Related to Our Business

GameSquare has limited operating history and operates in an evolving sector.

GameSquare Inc. was acquired by oil and gas exploration company Magnolia Colombia Ltd. (“Magnolia”) pursuant to a reverse-takeover transaction (“RTO”), which was completed on October 2, 2020. On September 30, 2020, Magnolia changed its name to GameSquare Esports Inc.

GameSquare had no experience in the esports industry prior to the RTO. GameSquare acquired its first revenue-generating asset, Code Red, on October 2, 2020. Prior to the acquisition of Code Red, GameSquare’s operations were limited to identifying and acquiring target companies in the esports industry.

Consequently, we are subject to all the risks and uncertainties inherent in a new business and in connection with the development and sale of new services. In addition, the esports and gaming industry is a relatively new and an evolving sector. Accordingly, investors should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development and operating in a changing and evolving sector. Investors should carefully consider the risks and uncertainties that a company, such as GameSquare, with a limited operating history will face. In particular, investors should consider that we cannot provide assurance that we will be able to:

a. successfully implement or execute our current business plan;

b. maintain our management team;

c. raise sufficient funds in the capital markets to effectuate our business plan;

d. attract, enter into or maintain contracts with, and retain clients; and/or

e. compete effectively in the extremely competitive environment in which we operate.

If we cannot successfully accomplish any of the foregoing objectives, our business may not succeed.

GameSquare generates a significant portion of revenue from representing esports players, influencers, gaming personalities and other on-screen talent through our agency operating segment. Failure to attract new clients or to successfully represent our existing clients, may adversely affect revenue.

Our Agency Services segment represents esports agencies which include Code Red, the Gaming Community Network (“GCN”) and Swingman LLC (dba Cut+Sew and Zoned) (“Cut+Sew/Zoned”). Our agencies generate revenue through representing players, influencers and on-screen talent, consulting and managing and brokering brand activations for influencers. Our agency services sector generates the majority of our revenue.

The agency segment of the esports industry is highly competitive and there is no guarantee that we will succeed in attracting new clients to represent or that we will retain our existing clients. Factors that influence our success in attracting and retaining clients include our ability to:

f. successfully negotiate contracts on behalf of our clients;

g. secure sponsorships for our clients; and

h. secure event and tournament participation for our clients.

Failure to attract or retain clients would have a material, adverse effect on our business, financial condition and results of operations.

GameSquare’s agency services business model may not remain effective and it cannot guarantee that its future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our agencies business generates a portion of its revenue from securing talent for live esports events. Although we anticipate that the audience for such live esports will continue to grow, creating more opportunities for us to provide services, such growth is not guaranteed and demand for GameSquare’s services may change, decrease substantially or dissipate, or we may fail to anticipate and serve client demands effectively. For example, COVID-19 and related variants have reduced demand for in-person esports events while increasing demand for online and broadcasted events. Although we also provide a variety of services relating to online and broadcasted events, any decision to reduce or eliminate its service offering for live esports events in order to prioritize online and broadcasted events may be unsuccessful and would involve additional risks and costs that could materially and adversely affect our business, financial condition and results of operations.

If GameSquare fails to maintain and enhance its brands, its business, financial condition and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our brands, including GameSquare, NextGen Tech LLC (dba Complexity Gaming) (“Complexity”), Swingman LLC (dba Cut+Sew and Zoned) and Code Red, as well as any other brands that we may acquire in the future, is important for our business to succeed by increasing our visibility and reputation in the esports industry and enabling GameSquare to attract new clients and retain existing clients for our businesses. Since GameSquare operates in a highly competitive industry, brand maintenance and enhancement directly affect our ability to maintain and enhance our market position. As GameSquare expands, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brands, but we cannot assure investors that these activities will be successful. In addition, negative publicity, regardless of its veracity, could harm our brands and reputation, which may materially and adversely affect our business, financial condition and results of operations.

GameSquare’s teams business is substantially dependent on the continued popularity and success of our teams and players.

The financial results of our teams segment are largely depended on our esports teams remaining popular with our fan bases. The popularity of our teams will, in part, depend on their performance in the leagues and tournaments in which they participate. We cannot ensure that our teams will be successful in the leagues and tournaments in which they play and therefore our ability to attract or retain talented players and coaching staff, supporters, sponsors and other commercial partners, as well as potentially result in lower prize money. Moreover, the popularity of the individual players can impact online viewership and television ratings, which could affect the long-term value of the media rights and sponsorship opportunities. There can be no assurance that our players will develop or maintain continued popularity. Furthermore, the popularity of the teams, and, in turn, their financial results, further depend, in part, upon the popularity of the esports played and their ability to attract audiences and generate online viewership. There can be no guarantee that games currently popular, will develop or maintain continued popularity in esports.

Defection of GameSquare’s players to other teams could hinder our success.

GameSquare competes with other esports teams to sign and retain world class esports players, some of which have greater resources or brand recognition and popularity than GameSquare. GameSquare’s players under contract may choose to move to other esports organizations for various reasons, including higher pay or that they have chosen to pursue new or other opportunities. The loss of any of our players could have negative consequences on our business and results of operations.

Adverse publicity concerning GameSquare, one of our businesses or key personnel or talent could negatively affect our business.

GameSquare’s reputation is essential to our continued success, and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain key personnel, retain or attract clients and maintain relationships with our partners. GameSquare’s reputation can be negatively impacted by a number of factors, including negative publicity concerning GameSquare, members of our management or other key personnel including our talent and players. In addition, GameSquare is dependent for a portion of our revenues on our key talent and our ability to monetize through various channels. Such publicity could have a negative impact on GameSquare and adversely affect our business, financial condition and results of operations.

If GameSquare fails to anticipate, adopt and build expertise in new esports technologies, our business may suffer.

Rapid technology changes in the esports gaming market requires us to anticipate which technologies we should adopt and build expertise in to remain competitive in the esports industry. GameSquare has invested, and in the future may invest, in new business strategies, technologies or services to engage a growing number of esports players, influencers and other on-screen talent, sponsors and others. For example, Code Red assists game publishers and developers such as Ubisoft and Massive Entertainment in designing broadcast-ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements. If we fail to anticipate, adopt or build expertise in new technologies which impact in-game spectator modes, GameSquare may fail to attract new or retain existing game publishers, developers, influencers and brands as clients.

Adopting new technologies involves significant risks and uncertainties, and no assurance can be given that GameSquare will successfully identify which technologies will complement our business. If we do not successfully implement new technologies, our reputation may be materially adversely affected and our business, financial condition and operating results may be impacted.

The success of GameSquare’s business depends on our marketing efforts.

Achieving market success will require substantial marketing efforts and investments to inform potential clients of the distinctive benefits and characteristics of our products and services. GameSquare’s long-term success will depend on our ability to expand current marketing capabilities. We will, among other things, need to attract and retain experienced marketing and sales personnel. No assurance can be given that we will be able to attract and retain such personnel or that any efforts undertaken by such personnel will be successful.

Acquisitions may never materialize, may be subject to unexpected delays or may entail unexpected costs or prove unsuccessful.

As a growing company, we are engaged in identifying, acquiring and developing esports and gaming assets that we believe are a strategic fit for our business. However, we cannot predict what form future acquisitions might take or when such acquisitions will be consummated, if at all. GameSquare is likely to face significant competition in seeking appropriate acquisitions and these acquisitions can be complicated and time consuming to negotiate and document. We may not be able to negotiate acquisitions on acceptable terms, or at all, and we are unable to predict when, if ever, we will consummate such acquisitions due to the numerous risks and uncertainties associated with them.

Since GameSquare may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value we realize from a future acquisition. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Any of the forgoing could materially and adversely affect our business, financial condition and results of operations.

Difficulties integrating acquisitions.

GameSquare has acquired a number of businesses since the RTO and acquisitions continue to be part of our growth strategy. The benefits of an acquisition may take considerable time to develop, and we cannot be certain that any particular acquisition will produce the intended benefits. These risks and difficulties associated with acquisitions, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

GameSquare may be unable to achieve or sustain profitability or continue as a going concern.

There is no assurance that GameSquare will earn profits in the future, or that profitability will be sustained in the near future or at all. Beyond this, we may incur significant losses in the future for a number of reasons including other risks described in this document, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. There is also no assurance that future revenues will be sufficient to generate the funds required to continue our business development and our activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities and strategies.

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern. Our continuation as a going concern is dependent upon our ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. There is no assurance that we will be able to obtain such financings or obtain them on favourable terms. These matters represent material uncertainties that cast significant doubt on our ability to continue as a going concern.

GameSquare will require additional financing and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

To date, we have relied primarily on equity financing to carry on our business. We have limited financial resources and operating cash flow and can make no assurance that sufficient funding will be available to us to fund our operating expenses and to further develop our business. As of December 31, 2021, GameSquare had cash of $7,642,593. Additionally, on April 5, 2022, GameSquare announced a fully subscribed US$3 million non-brokered private placement. As at that date of this Form 20-F, the private placement had not closed. We also entered into US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The credit agreement will become available for draw down after satisfaction of certain conditions precedent.

GameSquare does not have any contracts or commitments for additional financing other than a US$5 million revolving credit facility. $Nil has been drawn on that facility as of the date of this Form 20-F. Any additional equity financing may involve substantial dilution to then existing shareholders. There can be no assurance that such additional capital will be available, on a timely basis or on acceptable terms. Failure to obtain such additional financing could result in delay or indefinite postponement of operations or the further development of our business with the possible loss of such properties or assets. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our business or the expansion thereof, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on our business, financial condition and results of operations.

Future cash flow fluctuations may affect GameSquare’s ability to fund our working capital requirements or achieve our business objectives in a timely manner.

The working capital requirements and cash flows are expected to be subject to quarterly and yearly fluctuations, depending on such factors as timing and size of capital expenditures, acquisitions, levels of sales and collection of receivables and client payment terms and conditions. If our revenues and cash flows are materially lower than we currently expect, we may be required to reduce our capital expenditures and investments or take other measures in order to meet our cash requirements. GameSquare may also seek additional funds from liquidity-generating transactions and other conventional sources of external financing (which may include a variety of debt, convertible debt and/or equity financings). We cannot provide any assurance that the net cash requirements will be as we currently expect. Our inability to manage cash flow fluctuations resulting from the above factors could have a material adverse effect on our ability to fund the working capital requirements from operating cash flows and other sources of liquidity or to achieve our business objectives in a timely manner.

International operations and expansion exposes GameSquare to risks associated with international markets.

GameSquare currently operates and has businesses predominantly in U.K., EU and U.S. markets and may further expand internationally and operate in select foreign markets. Managing a global organization is more time consuming and expensive than managing a company operating in one jurisdiction. Conducting international operations subjects GameSquare to risks related to foreign regulatory requirements and complying with a wide variety of laws and legal standards, managing and staffing international operations, fluctuations in foreign exchange rates, managing tax consequences, accounting and reporting complexities and political, social and economic instability in various jurisdictions. The investment and additional resources required to establish and manage operations in various countries and jurisdictions may result in lower levels of revenue or profitability.

The requirements related to being a public company.

As a reporting issuer, GameSquare is subject to and must comply with applicable securities legislation, the listing requirements and rules of the exchange and other applicable securities rules and regulations. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. Applicable securities laws require GameSquare to, among other things, file certain annual and quarterly reports with respect to our business and results of operations. In addition, applicable securities laws require GameSquare to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required including due to complexity of transactions and our expanding international business. As a result, management’s attention may be diverted from other business concerns in order to comply with these requirements. To comply with these requirements, GameSquare may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating increasing legal and financial compliance costs and making some activities more time consuming. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities.

GameSquare is subject to privacy laws in each jurisdiction in which we operate and we may face risks related to breaches of the applicable privacy laws.

GameSquare collects and stores personal information about our users, clients and partners and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly user and partner lists, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a material adverse effect on our business, financial condition or results of operations.

In addition, there are a number of Canadian federal and provincial laws as well as local rules which are applicable to GameSquare and our subsidiaries which protect the confidentiality of personal information and restrict the use and disclosure of that protected information. The Canadian privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) protect personal information by limiting its use and disclosure of personal information. If we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, we could be subject to sanctions and civil or criminal penalties, which could increase our liability, harm our reputation and have a material adverse effect on our business, financial condition or results of operations.

GameSquare is exposed to cyber security incidents resulting from deliberate attacks or unintentional events.

Cyber security incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects our business or our service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

GameSquare uses third-party services and partnerships in connection with our business, and any disruption to these services or partnerships could result in a disruption to our business, negative publicity and a slowdown in the growth of our clients, materially and adversely affecting our business, financial condition and results of operations.

GameSquare depends upon third-party software and services to conduct our business. The inability to access these services could result in a disruption while sourcing replacement service vendors. Additionally, we rely on contracted third-party partnerships to conduct our business. While we have minimized our reliance on any single vendor or partner, any disruption of service from our partners could have a material adverse effect on our business, financial condition or results of operations.

Failure to attract, retain and motivate key employees may adversely affect GameSquare’s ability to compete and the loss of the services of key personnel could have a material adverse effect on our business.

GameSquare depends on the services of a few key executive officers. The loss of any of these key persons could have a material adverse effect on our business, financial condition and results of operations. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, marketing and management personnel in the future. Stock options and other share-based compensation plans may comprise a significant component of key employee compensation, and if the price of the Common Shares declines, it may be difficult to retain such individuals. Similarly, changes in the share price may hinder our ability to recruit key employees, as they may elect to seek employment with other companies that they believe have better long-term prospects. Our inability to attract and retain the necessary technical, marketing and management personnel may adversely affect our future growth and profitability. Our retention and recruiting may require significant increases in compensation expense, which would adversely affect our results of operation.

Our executive officers and other members of senior management have substantial experience and expertise in the business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the business, financial condition and results of operations. GameSquare is not protected by key man or similar life insurance covering members of senior management.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

From time to time, GameSquare may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, security of client and employee personal information, contractual relations with clients, including gamers, influencers and other on-screen talent, production crew and sponsors, among others and marketing and infringement of trademarks. Litigation to defend against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations.

We are not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against GameSquare. However, given the nature of our business, we are, and may from time to time in the future be, party to various, and at times numerous, legal investigations, proceedings and claims that arise in the ordinary course of business. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against us for amounts in excess of our expectations, our business, financial condition and results of operations could be materially adversely affected.

GameSquare is exposed to foreign currency risk and we have not hedged against risk associated with foreign exchange rate exposure.

Although GameSquare’s functional currency is the Canadian dollar, it generates revenue and incurs costs in foreign currencies. In particular, we expect to generate revenue and incur costs in GBP, the functional currency of Code Red, and euro, as well as, U.S. dollars, the functional currency of our other subsidiaries. Accordingly, GameSquare is subject to risk from fluctuations in the rates of currency exchange between such foreign currency and the Canadian dollar, and such fluctuations may materially adversely affect our business, financial condition and results of operations. GameSquare does not currently hedge against such currency fluctuations.

Public health crises may adversely affect our growth.

GameSquare may be negatively impacted by volatility in the equity markets as a result of certain events that are beyond our control, including infectious diseases, pandemics or similar health threats, such as the COVID-19 outbreak and its variants. Many governments, including in the United States, the United Kingdom and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19 and its variants, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” While many of these measures are being eased, the duration of such measures is highly uncertain, but could be prolonged, and stricter measures may still be put in place or reintroduced in areas where such measures have very recently started to be gradually eased.

As a result of the COVID-19 related restrictions, in-person esports tournaments and other events have been cancelled or required to enforce social distancing and other policies designed to reduce the spread of the virus. The resulting loss of revenue from ticket sales has not been fully offset by a corresponding increase in paid online or televised esports events. There can be no guarantee that demand for in-person esports events will resume in the near future. Any continuation of COVID-19 related or other restrictions could have a material adverse effect on our business, financial condition and operating results may be impacted.

Risks Related to the Industry

GameSquare’s business and success is dependent on the continuing popularity and growth of the esports industry.

Our business is substantially dependent on the continuing popularity of the esports industry which is in the early stages of its development. Although the esports industry has experienced rapid growth and we anticipate the industry to continue to grow, consumer preferences may shift and there is no assurance that this growth will continue in the future. We have taken steps to diversify our business and continues to seek out new opportunities in the esports industry but there is no guarantee that it will be successful in doing so. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than we are at adapting to change and pursuing business opportunities.

The esports and gaming industry is intensely competitive. GameSquare faces competition from a growing number of companies and, if we are unable to compete effectively, our business could be negatively impacted.

The esports and gaming industry is in competition with other sporting and entertainment events, both live and delivered over television networks, radio, the Internet, mobile applications and other sources. As a result of the large number of options available and the global nature of the esports industry, we face strong competition for esports fans. There is also intense competition amongst businesses operating in the segments of the esports industry where we currently operate or may operate in the future, including esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets.

As some of GameSquare’s competitors have greater financial resources, they may spend more money and time on developing their products or services, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products or services, which could impact our ability to secure new clients or retain existing clients. Competition may also lead to reduced margins as companies compete for clients by adopting aggressive pricing policies or our costs of doing business may increase in a competitive environment. Furthermore, new competitors may enter the segments of the esports industry where we currently operate or may operate in the future. If GameSquare is unable to obtain significant market presence or if we lose market share to our competitors, our business, financial condition and results of operations could be materially adversely affected. Finally, there are many companies with established relationships with third parties, including sponsors, event and tournament organizers, influencers and esports organizations. Consequently, some competitors may be able to develop and expand their esports organization more quickly. Our success depends on our ability to develop and maintain relationships with such third parties.

As a result, GameSquare may not be able to continue to effectively compete against current and future competitors which could materially and adversely affect our business, financial condition and results of operations.

Esports is a new and evolving industry, which presents significant uncertainty and business risks.

The esports industry is relatively new and continues to evolve. GameSquare has taken steps to diversify our business and continues to seek out new opportunities in the esports industry, including in the teams segment through the acquisition of Complexity, but most of our revenue continues to be generated from our agency business. However, whether this industry grows and whether our business will ultimately succeed will be affected by, among other things, the success of efforts to monetize the esports industry through tournament fees, live event ticket sales, advertising and sponsorships, spectator demand for in-person, online and televised esports events and tournaments, the success of industry marketing efforts, including on social media platforms, the development of new games and technologies to attract and retain gamers and spectators, data privacy laws and regulation and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than GameSquare at adapting to change and pursuing business opportunities.

Reliance on advertisers for revenue.

The esports industry relies on advertisers as part of its revenue. Our inability to secure contracts for advertising revenues may have a material adverse effect on our business, financial condition and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects of growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that the supply of advertising inventory on digital media properties will not exceed the demand. If the industry grows slower than anticipated or we fail to maintain and grow our market position, we may not be able to achieve our revenue projections.

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which we operate.

The demand for entertainment and leisure activities, including esports and gaming, tends to be highly sensitive to changes in consumers’ free time and disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdown, inflation, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals attending ticketed in-person or online esports events or tournaments, paying for subscriptions to esports media channels or otherwise engaging in entertainment and leisure activities. As a result, we cannot ensure that demand for our services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, inflation, increasing interest rates, increasing energy costs, acts of war or armed conflicts (including the conflict in Ukraine), terrorism, transportation disruptions, natural disasters, pandemics, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, could lead to a further reduction in discretionary spending on leisure activities, such as esports. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce demand for our services, which would have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Related to the Common Shares

Future sales or the issuances of our securities may cause the market price of the Common Shares to decline.

The market price of the Common Shares could decline as a result of issuances of securities (including additional Common Shares) by the Company, exercises of outstanding options or warrants for additional Common Shares or sales by existing shareholders of Common Shares in the market, or the perception that these issuances or sales could occur. Sales of Common Shares by shareholders may make it more difficult for GameSquare to sell equity securities at a time and price that we deem appropriate. Sales or issuances of substantial numbers of Common Shares, including in the context of future acquisitions, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any such sale or issuance of Common Shares, investors may suffer dilution and GameSquare may experience dilution in our earnings per share.

GameSquare expects that the price of the Common Shares may fluctuate significantly.

The market price of securities of many companies, particularly development and early commercial stage esports companies, experiences wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies.

The market price of the Common Shares could be subject to wide fluctuations in response to many risk factors set out herein, and others beyond our control. These and other market and industry factors may cause the market price and demand for the Common Shares to fluctuate substantially, regardless of the actual operating performance of GameSquare, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of the Common Shares. In addition, stock markets in general, and the share prices of esports and early-growth companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

Significant ownership by principal shareholders.

As of the date of this Form 20-F, two shareholders hold approximately 40% of the Common Shares. As a result, these shareholders have significant influence over all corporate actions and securities matters requiring shareholder approval, including election of our directors and significant corporate transactions. The concentrated voting control of the Common Shares will limit the ability of other shareholders to influence corporate matters and actions may be approved that certain shareholders may not view as beneficial. Additionally, the principal shareholders’ interest in GameSquare may discourage transactions involving a change of control, including transactions in which shareholders might otherwise receive a premium for their shares over the then current market price.

If equity research analysts do not publish research or reports about GameSquare and our business or if they issue unfavorable commentary or downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for the Common Shares will rely in part on the research and reports that equity research analysts publish about GameSquare and our business. The price of the Common Shares could decline if one or more equity analysts downgrade the Common Shares or if analysts issue other unfavorable commentary or cease publishing reports about GameSquare or our business.

GameSquare may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. GameSquare may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact its business. Any adverse determination in litigation could also subject GameSquare to significant liabilities.

Variable revenues and earnings.

The revenues and earnings of GameSquare may fluctuate from quarter to quarter, which could affect the market price of the Common Shares. Revenues and earnings may vary quarter to quarter as a result of a number of factors, including acquisition of new customers and clients, cyclical fluctuations related to the evolution of the industry and impairment of goodwill or intangible assets which may result in a significant change to earnings in the period in which impairment is determined. Any of the risk factors listed in this Form 20-F could also cause significant variations to our revenues, gross margins and earnings in any given quarter.

GameSquare has never paid dividends on the Common Shares and it does not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in the Common Shares will likely depend on whether the price of the Common Shares increases.

GameSquare has not paid dividends on the Common Shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of the Common Shares will be investors sole source of gain for the foreseeable future. Consequently, in the foreseeable future, investors will likely only experience a gain from their investment in the Common Shares if the price of the Common Shares increases.

GameSquare may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

GameSquare may in the future lose foreign private issuer status if a majority of the Common Shares are held in the United States and GameSquare fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If GameSquare is not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, GameSquare may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company History of GameSquare Inc.

GameSquare Inc. was incorporated under the laws of the province of Ontario, Canada on December 13, 2018 for the purposes of identifying, acquiring and developing esports-focused companies in the areas of agency, influencer technology platforms, analytics technologies, content creation and media content assets. On May 27, 2019, GameSquare Inc. changed its name to Octane Play Inc. On September 18, 2019, GameSquare Inc. changed its name back to GameSquare Inc.

On November 7, 2019, GameSquare Inc. and Code Red entered into a share purchase agreement pursuant to which GameSquare Inc. would acquire all outstanding common shares of Code Red (as amended on January 24, 2020 and February 18, 2020, the “Share Purchase Agreement”).

On February 10, 2020, Magnolia signed a letter of intent pursuant to which Magnolia would acquire all of the issued and outstanding shares in the capital of GameSquare Inc. by way of a reverse-takeover transaction. The RTO was structured as a three-cornered amalgamation, pursuant to which 2631443 Ontario Inc. (“Magnolia Subco”), a wholly-owned subsidiary of Magnolia, and GameSquare Inc. amalgamated (the “Amalgamation”) to form a new company, GameSquare (Ontario) Inc. (“Amalco”). Prior to the completion of the Amalgamation, the existing common shares in the capital of Magnolia were consolidated and GameSquare Inc.’s shareholders received one common share of Magnolia for each common share of GameSquare Inc. As a result, Amalco became a wholly-owned subsidiary of Magnolia.

Magnolia was previously involved in oil and gas exploration activities in Canada, the U.S. and Colombia. Magnolia ceased all direct oil and gas exploration activities in 2014.

Magnolia completed the RTO on October 2, 2020. Effective September 30, 2020, Magnolia delisted its common shares from the TSX Venture Exchange and, effective October 8, 2020, listed them on the Canadian Securities Exchange. On September 30, 2020 Magnolia changed its name to GameSquare Esports Inc..On December 1, 2020, Amalco and GameSquare amalgamated to become GameSquare Esports Inc.

Pursuant to the Share Purchase Agreement, Amalco acquired all outstanding common shares of Code Red on October 2, 2020.

On December 31, 2020, GameSquare and Reciprocity, a gaming and esports company, entered into an arrangement agreement pursuant to which GameSquare would acquire all outstanding common shares in Reciprocity (the “Reciprocity Acquisition”). The Reciprocity Acquisition closed on March 16, 2021. The Reciprocity Acquisition constituted a ‘significant acquisition’ for the Company and the Company filed a business acquisition report with respect to the acquisition in accordance with Form 51-102F4.

On January 22, 2021, the Company announced the appointment of Justin Kenna as its Chief Executive Officer.

On June 30, 2021, the Company completed the acquisition of all of the issued and outstanding membership interests (the “Interests”) in the capital of Nextgen Tech LLC (dba Complexity Gaming) pursuant to a purchase agreement (the “Purchase Agreement”) among the Company, Blue & Silver Ventures Ltd., Goff NextGen Holdings LLC and Jason Lake.

Complexity is a leading esports organization, which fields world-class esports teams in CS:GO, Fortnite, Valorant, APEX Legends, Hearthstone, Madden Football and FIFA Soccer and has participated and hosted numerous major esports events with combined annual viewer minutes of 3.2 billion. Complexity has also attracted blue-chip sponsors, including Miller Lite, Dairy MAX, ARterra Labs and Herman Miller and is one of only four esports organizations to have an exclusive partnership with Twitch.

As consideration for the acquisition of the Interests, the Company issued 83,328,750 Common Shares pursuant to the terms of the Purchase Agreement. The Common Shares issued in consideration for the Interests were subject to a standard statutory four-month hold period, which expired on October 31, 2021. In addition, the parties entered into a voluntary lock-up agreement with the Company pursuant to which, among other things, the Common Shares received by the vendors as consideration are subject to restrictions on sale for a period of 180 days following the date of the acquisition.

On July 27, 2021, the Company closed its acquisition of 100% of the issued and outstanding membership units of Swingman LLC (dba Cut+Sew and Zoned), a privately held marketing agency based in Los Angeles, California operating in the sports and esports industries (the “Cut+Sew/Zoned Transaction”). The Company issued two (2) million Common Shares and paid $3 million in cash on closing of the Cut+Sew/Zoned Transaction. Additionally, certain former members of Cut+Sew/Zoned are entitled to receive: (i) up to $1,250,000 in Common Shares (such shares to be issued at a deemed issue price of $0.50 per Common Share), up to $975,000 in Common Shares (such shares to be issued at the closing price of the Common Shares on July 27, 2022) and up to $150,000 in cash if Cut+Sew/Zoned generates up to US$1 million in EBITDA in the 12 months following closing of the Cut+Sew/Zoned Transaction; and (ii) up to $650,000 in Common Shares (such shares to be issued at a deemed issue price of $0.50 per Common Share), up to $1,560,000 in Common Shares (such shares to be issued at the closing price of the Common Shares on July 27, 2022) and up to $240,000 in cash if Cut+Sew/Zoned generates up to US$1.5 million in EBITDA in the period from 12 to 24 months following the closing. The Common Shares issued pursuant to the Cut+Sew/Zoned Transaction are subject to a 6-month lock up period.

On July 30, 2021, GameSquare changed its fiscal year-end from November 30 to December 31.

On September 21, 2021, the Company announced the election of the Board including Tom Walker, Travis Goff, Craig Armitage, Paul LeBreux, Justin Kenna, and Kevin Wright. Neil Said resigned as a director of the Company at this time.

Effective November 1, 2021, as part of an internal reorganization, GameSquare Esports Inc. amalgamated with its wholly-owned subsidiary, Reciprocity Corp. The amalgamated company retained the name GameSquare Esports Inc.

On December 20, 2021, the Common Shares began trading on the OTCQB Venture Market in the United States under the symbol “GMSQF”.

Recent Developments

On January 6, 2022, the Company, announced that Justin Kenna, CEO of GameSquare, and Christina Grushkin, Head of Sales at Complexity Gaming, were named by Business Insider as top executives defining the future of advertising in video games and esports. The list includes executives from leading companies such as Anheuser-Busch, McDonald’s, Verizon, State Farm, Nike, and Honda as well as top agencies and esports organizations like Dentsu, Omnicom Media Group, and Evil Geniuses. The article, published by Business Insider, highlights the acquisitions that GameSquare has completed under Justin’s tenure as CEO and the positive impact that the business can have on satisfying advertisers’ needs around marketing, talent management, and organizing events. Business Insider also noted that Complexity provides sponsorship opportunities for brands and that its head of sales, Christina Grushkin, is key to these efforts.

On January 27, 2022, the Company announced that it had entered into a sponsorship agreement with ARterra Labs Co. (“ARterra”), an NFT (Non-Fungible Token) platform hyper-focused on the esports and gaming market. ARterra has been named the Official NFT Marketplace of Complexity Gaming and the Exclusive NFT Platform of Complexity Gaming. The sponsorship is meaningful to Complexity with additional opportunities to expand and grow the sponsorship as ARterra seeks to accelerate engagement within the esports and gaming community. Complexity and ARterra will collaborate on the official launch of the platform and together intend to build engagement strategies to ensure authenticity for the gaming and esports community through education and enhanced understanding of digital collectibles. ARterra has created a carbon neutral platform and marketplace and strives to create genuine utility for its fans and creators.

On February 23, 2022, the Company released a Letter to Shareholders, available on the Company’s website, which highlights the importance of identifying and launching new businesses that scale rapidly and the importance of building diversity to improve the Company’s ability to make great decisions and become a world class organization. Management believes that the launch of Fourth Frame Studios, with Mr. Okusanya at the helm, supports these initiatives.

On March 1, 2022, Oluwafemi “Femi” Okusanya joined the Company to lead the newly launched Fourth Frame Studios. Mr. Okusanya is a leading creative director with extensive experience growing content studios. He is the recipient of numerous Streamy Awards, including best branded content in 2021. His extensive resume of working with top tier companies includes global brands and household names within the automotive, sports apparel, footwear, luxury brands, and professional sports teams and leagues. Fourth Frame Studios is a first-of-its-kind content production and creative execution studio at the intersection of gaming and culture. The LA based studio will develop creative content solutions for brands to reach the next generation of consumers.

Additionally, on April 5, 2022, GameSquare announced a fully subscribed US$3 million non-brokered private placement. As of the date of this Form 20-F, the private placement had not closed.

We also entered into US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The credit agreement will become available for draw down after satisfaction of certain conditions precedent.

History of Magnolia Colombia Ltd.

Camflo Resources Ltd. (“Camflo”), a predecessor to Magnolia, was incorporated on March 21, 1997 under the Business Corporations Act (Alberta) (“ABCA”).

By articles of continuance dated May 24, 2001, Camflo was continued into Yukon Territory, and its name was changed to Camflo International Inc. by articles of amendment dated November 22, 2001. Camflo was continued back into Alberta by articles of continuance dated August 20, 2004 pursuant to the ABCA.

696406 Alberta Inc. (“Spearhead”), another predecessor to Magnolia, was incorporated on May 24, 1996 under the ABCA. By articles of amendment dated July 22, 1996, Spearhead changed its name to Spearhead Resources Inc.

Camflo amalgamated with Spearhead to become Arctos Petroleum Corp. (“Arctos”) on September 30, 2004 by way of articles of amalgamation under the ABCA. Thereafter, Arctos amalgamated with Stetson Oil & Gas Ltd. and changed its name to Stetson Oil & Gas Ltd. (“Stetson”) by way of articles of amalgamation dated November 9, 2007.

By articles of amalgamation pursuant to the ABCA dated June 1, 2009, Stetson amalgamated with 1470975 Alberta Ltd. to become Stetson. Stetson was then continued into Ontario pursuant to the provisions of the OBCA by articles of continuance dated August 21, 2014, and its name was changed to Magnolia Colombia Ltd. by articles of amendment dated June 14, 2017.

Following the completion of the RTO, Magnolia changed its name to GameSquare Esports Inc. by articles of amendment pursuant to the OBCA dated September 30, 2020. GameSquare Esports Inc.’s registered office is located at 150 York Street, Suite 1008, Toronto, Ontario M5H3S5, Canada. Its telephone number is (647) 670-2500.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. the Company maintains an Internet site at https://www.gamesquare.com/.

B. Business Overview

The Company is an international esports company. Esports refers to competitive video gaming where gamers compete against one another individually or in teams. Typically, spectators can observe esports competitions by accessing different online viewing platforms, such as Twitch, or in person at live events. Esports gamers can now participate in regulated leagues, tournaments or other competitions for various games on different entertainment systems. Gamers, teams, team managers, streamers, game developers, online viewing platforms and other participants in the esports industry monetize such competitions through different means, including viewer subscriptions, marketing sponsorships and ticket sales for live events. Within the esports market, the Company seeks to bridge the gap between global brands and the large gaming and esports communicates by providing digital media services to global brands seeking to target the large and growing esports market, and by signing top-tier talent in the influencer, on-screen talent and player categories. GameSquare seeks to augment its organic growth through acquisitions.

The esports industry is growing rapidly, with The Esports Observer reporting US$8.1 billion (approximately $9.8 billion) of disclosed investment and over 100 billion hours watched in 2020. NewZoo predicts that by 2023, the global audience for esports will reach 600 million and the industry will generate US$218 billion (approximately $264 billion) in revenue annually.

The Company’s business is primarily carried out through four entities, GameSquare (which now includes the previous Reciprocity business), NextGen Tech LLC dba Complexity Gaming, Swingman LLC (dba Cut+Sew and Zoned) and Code Red. The business is comprised of two operating segments: Teams and Agency Services. The Company’s Teams segment represents its esports teams which generate revenue through sponsorship, prize and player-related revenue. The Company’s teams include: Complexity Gaming, R7 Gaming, and LGD Gaming. The Company’s Agency Services segment represents its esports agencies which include: Code Red, GCN and Cut+Sew/Zoned. The Company’s agencies generate revenue through talent management, influencer promotional fees and consulting.

Revenue and Segmented Information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having two operating segments under IFRS.

The Company’s “Teams” segment represents its esports teams, which generate revenue through sponsorship, prize and player related revenue. The Company’s teams include: Complexity Gaming, R7 Gaming, and LGD Gaming.

The Company’s “Agency Services” segment represents its esports agencies which include: Code Red, GCN and Cut+Sew/Zoned. The Company’s agencies generate revenue through talent management, influencer promotional fees and consulting.

Thirteen months ended December 31, 2021
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,482,499	-	-	1,482,499
Winning/Player buyout/Other	-	1,258,047	-	265,034	1,523,081
Total Team Revenue	-	2,740,546	-	265,034	3,005,580

Cost of Sales	-	2,647,056	-	241,701	2,888,757
Gross profit	-	93,490	-	23,333	116,823

Influencer / on screen talent representation	5,707,071	-	-	-	5,707,071
Digital media and marketing	-	4,975,238	-	-	4,975,238
Total Agency Revenue	5,707,071	4,975,238	-	-	10,682,309

Cost of sales	4,384,258	1,977,616	-	-	6,361,874
Gross profit	1,322,813	2,997,622	-	-	4,320,435

Non-current assets	1,236,690	16,267,137	340,444	36,900	17,881,171

Year ended November 30, 2020
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Influencer / on screen talent representation	488,774	-	-	-	488,774
Total Agency Revenue	488,774	-	-	-	488,774

Cost of sales	331,228	-	-	-	331,228
Gross profit	157,546	-	-	-	157,546

Non-current assets	4,621,095	-	338,606	-	4,959,701

Code Red

Code Red is an international esports company incorporated under the laws of England and Wales on November 25, 2016, with registration number 10498527 and its registered address at 20-22 Wenlock Road, London N17GU, U.K.

Code Red generates 100% of its revenue in the agency services segment in the U.K. and EU esports markets. Code Red focuses on three areas of agency services: (i) representing players, influencers and other on-screen talent; (ii) consulting; and (iii) managing and brokering brand activations for influencers.

1 Seck, Tobias. December Investment Recap: Acquisitions, Growth Funding Rounds, and a Bidding War. The Esports Observer. January 5, 2021. https://archive.esportsobserver.com/december-2020-investment-recap/.

2 NewZoo. (2020). Global Esports Market Report.

Representing esports players, influencers and other on-screen talent.

Code Red represents esports players and influencers, including leading Twitch streamers, YouTubers and gaming personalities, as well as other on-screen talent, such as commentators, analysts, event hosts, and production crew. Such representation includes soliciting and negotiating contracts with respect to sponsorships and endorsements and participation in esports tournaments, television shows and corporate events. Code Red currently represents approximately 75 esports personalities.

For the year ended December 31, 2021, representation of esports players, influencers and other on-screen talent and production crew generated approximately 62% of Code Red’s revenue.

Consulting.

Code Red provides consulting services to individuals and businesses operating in a variety of roles in the esports industry, including (i) ventures, sponsors and investors; (ii) tournament organizers; (iii) game publishers and developers; and (iv) producers and broadcasters.

For the year ended December 31, 2021, consulting generated approximately 20% of Code Red’s revenue.

Ventures, Sponsors and Investors

Code Red advises esports organizations, sponsors and investors on a variety of esports industry-related matters, including: (i) industry networking; (ii) content acquisition; (iii) public relations; (iv) marketing; (v) customer acquisition, product development and strategy for esports betting; (vi) soliciting and negotiating sponsorships; and (vii) team purchases and player movement.

Tournament Organizers

Code Red advises tournament organizers on tournament structure and rule sets for a range of tournament formats, from worldwide community-based tournaments to stadium esports formats, such as Blizzard’s StarCraft II World Championship Series U.K.

Game Publishers and Developers

Code Red advises game publishers and developers such as Ubisoft and Massive Entertainment on designing broadcast- ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements.

 Producers and Broadcasters

Code Red leverages its experience assisting in the production of more than 100 esports shows, including online broadcasts via IPTV and Twitch, as well as traditional satellite and cable television broadcasts on channels including Sky Sports, Sky One, ESPN, Eurosport and DirecTV, to advise esports producers and broadcasters on esports-related matters. Typical advice covers a range of matters, including the preparation of show scripts and rundowns, esports event production, live streaming and talent hiring.

Managing and brokering of brand activations for influencers.

Code Red advises players, influencers and other on-screen talent in the esports industry on matters relating to the production of events and campaigns to generate brand awareness and build lasting connections with its clients’ target audience. Most brand activations are interactive, allowing audiences to engage directly with the Company’s client’s brand. For example, a global virtual private network provider contracts with Code Red influencers to generate brand awareness for its product. Influencers use or endorse this client’s products during streaming events.

For the year ended December 31, 2021, managing and brokering of brand activations for influencers generated approximately 18% of Code Red’s revenue.

Reciprocity

Effective November 1, 2021, as part of an internal reorganization, GameSquare Esports Inc. amalgamated with its wholly-owned subsidiary, Reciprocity Corp. The amalgamated company retained the name GameSquare Esports Inc. and carries on the previous business of Reciprocity.

Prior to the amalgamation, Reciprocity contractually owned a 49% interest in HangZhou Lyon Culture and Creativity Co, Ltd. (“Lyon”), a limited liability company duly incorporated and existing in the People’s Republic of China. The Company’s Chinese local partner in this entity is LGD Gaming. Lyon owns a CrossFire game franchise spot and its esports team competes in China to win prize money. The Company has assessed the carrying amount of its investment in Lyon and, in consideration of losses sustained, expected recoverable values and the future direction of the business, recorded an impairment charge to reduce the carrying value to a nominal $1.00. Following the amalgamation, the interest is held by the Company.

Complexity Gaming (NextGen Tech LLC)

NextGen Tech LLC is a limited liability company incorporated under the laws of the State of Texas, United States with its headquarters in Frisco, Texas.

Complexity is a leading esports organization, which fields world-class esports teams in CS:GO, Fortnite, Valorant, APEX Legends, Hearthstone, Madden Football, Rocket League, Halo, MTG:Arena and FIFA soccer. Over the last eighteen years, Complexity has won over 140 championships in nearly 30 games. Complexity has also participated and hosted numerous major esports events with combined annual viewer minutes of 3.2 billion and is home to one of the foremost operations centers and training facilities at The Star.

The principal activity of Complexity is esports team management in which Complexity generates revenue primarily from sponsorships. Complexity’s reputation has attracted blue-chip sponsors, including Miller Lite, Dairy MAX, ARterra Labs and Herman Miller (NASDAQ: MLHR). The Company is in the process of building out its merchandise business.

As part of the Complexity acquisition, the Company entered into a multi-year esports and gaming partnership to become the agency of record for the Dallas Cowboys.

In September 2021, TimTheTatman, one of the most popular esports personalities with more than 18 million social followers, joined Complexity. It is expected that TimTheTatman, as a member of Complexity, will increase viewership and engagement with the team and help to position Complexity as a leading streaming organization.

In March 2022, the Company announced that Complexity had entered into a multi-year sponsorship agreement with Lenovo Group which provides Lenovo with naming rights for the Complexity headquarters located at the home of the Dallas Cowboys as The Star in Frisco and its lead sponsor.

Cut+Sew/Zoned (Swingman LLC)

Cut+Sew/Zoned is a gaming and lifestyle marketing agency based in Los Angeles, California. The company’s management team, led by Devon Woodruff and Sean Maher, has built a leading creative agency and brand studio sitting at the intersection of traditional sports and gaming, emerging technology, new media and music industries. The company has built campaigns for some of the world’s most innovative brands, while also maintaining a portfolio of start-ups that is has advised and helped to bring to market.

Growth Strategy

The Company’s growth strategy entails four elements: (i) focused execution of its esports agency and digital media businesses; (ii) scale organically by bridging the gap between global brands and gaming and esports communities; (iii) grow partnerships with major sports teams and leagues in North America and Europe; and (iv) pursue opportunistic and accretive acquisitions.

Focused execution of our digital media and agency businesses.

The Company intends to generate significant organic growth through Code Red’s representation business, the digital media agency, GCN and Cut+Sew/Zoned’s gaming and lifestyle marketing agency business and Complexity’s increased viewership and engagement and partnership with the Dallas Cowboys.

With respect to Code Red, continued expansion of on-screen talent represented, with a focus on increasing the number of influencers, is expected to accelerate sales within its brand activation segment. Code Red increased its focus on the influencer segment during 2020 and 2021 and added headcount to manage its representation business, enabling it to increase efforts to broker new brand activations. The Company believes that Code Red is well positioned to capitalize on the significant growth potential of the esports industry as secular trends are driving increasing viewership, growing corporate sponsorships, and a sharp increase in media rights.

GCN has increased headcount in sales, marketing and production to accelerate organic growth of the digital marketing group and has dramatically increased its outbound sales calls, resulting in a growing project pipeline. Similarly, Cut+Sew/Zoned provides an opportunity to expand its client base within the gaming and lifestyle marketing sector.

Scale organically by bridging the gap between global brands and gaming and esports communities.

Global brands are increasingly aware of the esports industry’s significant growth potential, resulting in greater opportunities for sponsorships of streamed and in-person esports events and esports teams, players, influencers and other on-screen talent, as well as other forms of advertising. In light of this trend, the Company will continue to invest in sales, marketing and production activities to attract new on-screen talent and global brands as clients and accelerate organic growth. Recently announced partnerships with TimTheTatman, Dennis “Cloakzy” Lepore, the Dallas Cowboys, Paradigm Sports, and Roc Nation Sports as well as innovative activations with clients like Bagel Bites and the NFL illustrate the types of relationships that the Company has been able to secure as a result of this effort and will continue to explore.

Grow partnerships with distribution partners and technology vendors in North America and Europe.

Rather than director ownership of distribution assets, GCN partners with approximately 75 websites and internet properties with more than 65 million monthly unique users in the U.S. GCN will continue to contract with distribution partners to grow its end audience, primarily in the U.S. and Europe, and enhance its offering to large global brands seeking to market to esports fans.

Additionally, GCN seeks to partner with leading technology vendors to provide increased value to its brand partners. By leveraging technology created by third-party partners, GCN can provide enhanced targeting of end audiences, as well as more detailed analytics and information to its brand clients to help them better understand how an end audience is reacting to and engaging with brand activations. GCN will continue to seek out and partner with leading technology platforms to differentiate itself from other esports-focused digital media groups.

The acquisition of Complexity Gaming provides the Company with one of the longest-standing esports organizations which, over the past 18 years, has won over 140 championships in nearly 30 games. In 2017, founder and current CEO Jason Lake made history by welcoming Dallas Cowboys owner Jerry Jones and investor John Goff to the team’s ownership. With unparalleled support and infrastructure from its ownership group, Complexity has created the world’s foremost operations center and training facilities. Complexity’s player-first mentality, passion, professionalism and innovation have led them to be recognized as a global leader in modern esports. The team provides opportunities for brands to access the large and growing gaming and esports audience through sponsorships, branded content, events, customer activations and more. Complexity is located at The Star in Frisco, Texas, which is home to the Ford Centre, a 12,000 person indoor stadium which can host global esports events.

Pursue opportunistic and accretive acquisitions.

The Company engages in identifying, acquiring and developing esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets as evidenced by the recent acquisitions of Complexity and Cut+Sew/Zoned. The Company intends to continue pursuing accretive acquisitions on an opportunistic basis which complement its existing business. GameSquare will continue to focus on digital media groups and agency assets focusing on the esports industry, and more broadly within entertainment and sports. Additionally, the Company will seek to acquire assets with compelling content and audiences that are under-monetized.

Competition

The success of the business depends on the ability to successfully compete with other esports businesses in identifying, acquiring and developing complementary businesses and in growing the Company’s existing businesses organically.

Competition for strategic acquisitions

The Company competes with other businesses seeking to identify and acquire esports-related businesses in North America and Europe. The Company’s competition for strategic acquisitions is typically characterized by its focus on esports-related target businesses and access to capital in the public markets. In some cases, the competitors may be larger than GameSquare and with significant more cash available to pursue an acquisition than the Company.

Competition among esports agencies

The Company competes, through Code Red, with other esports agencies operating in North America and Europe, for the representation of esports players, influencers and other on-screen talent, including commentators, analysts, event hosts, and production crew. GameSquare also competes with other esports agencies for sponsorships, tournament participation and other opportunities for clients. This segment of the esports market is typically characterized by a high degree of fragmentation. Agencies are typically private, and often lack significant access to capital, which hinders the Company’s competitors’ ability to scale.

Competition among esports digital marketing agencies

As a result of the Reciprocity and Cut+Sew/Zoned acquisitions, the Company competes with other esports and lifestyle digital marketing agencies in North America and Europe. This segment of the esports market is typically characterized by private companies competing in a highly fragmented market. Typically, digital media groups are undercapitalized and lack the benefit of a substantial balance sheet, which hinders their ability to compete for long-term business with large clients seeking significant financial resources to ensure the longevity of a vendor.

Competition amount esports organizations

As a result of the Complexity acquisition, the Company competes with other esports teams for revenue through sponsorships, merchandise sales and tournament winnings. Complexity’s success and financial results depend in large part on the performance and popularity of its players and teams which compete with other esports teams and players. There is competition among these organizations for talent which can lead to loss or defection of any of Complexity’s players or higher salaries and costs.

Branding and Marketing

Our branding and marketing activities consist primarily of business-to-business activities which are driven by relationship- based marketing. GameSquare and Code Red engage with professional agencies to create, maintain and develop logos, websites and social platforms, as well as utilize the services of public relations firms to amplify newsworthy press releases. Additionally, Gamesquare and Code Red participate in conferences and industry panels to enhance awareness of their services and brands.

Technology

GCN has developed a bespoke advertisement unit, built to Interactive Advertising Bureau standards and operated through GCN’s proprietary media network of websites and communities, enabling the unit to showcase “live” content as it is being streamed in the form of banner advertisements. As a result, GCN can efficiently and effectively present live content to a core gaming audience while enticing the audience to click the banner and visit the source content.

Risk Management and Internal Control

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the Company’s risk management processes, inclusive of documented investment policies, counterparty limits and controlling and reporting structures. The type of risk exposure and the way in which the Company manages such exposure is as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with a major bank in Canada. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support its normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. As of December 31, 2021, the Company had a working capital surplus of $8,582,602 and $264,309 as at November 30, 2020.

Historically, the source of funding for the Company have been private placement and, recently, a revolving loan facility. The Company has not drawn down on the loan facility of the date of this Form 20-F. The Company’s access to financings is always uncertain and there can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. Although GameSquare’s functional currency is the Canadian dollar, Code Red’s functional currency is GBP and U.S. dollars is the functional currency of the Company’s other subsidiaries. The Company’s subsidiaries are affected by currency transaction and translation risk primarily with respect to the GBP, the euro and the U.S. dollar. Consequently, fluctuations in the Canadian dollar currency against these currencies could have a material impact on its business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of the date of this Form 20-F, the Company does not have any financial instruments (other than cash and fixed income investments that earn interest at variable interest rates) subject to interest rate risk.

Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The Company’s capital structure consists of shareholders’ equity and cash. The Company is not subject to any externally imposed capital requirements.

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 - Inputs that are not based on observable market data.

Cash, receivables, accounts payable and accrued liabilities and loans approximate its fair value due to its short-term maturity.

Intellectual Property

The Company’s intellectual property rights are significant assets of the Company in that they provide brand recognition worldwide. The Company relies on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect its proprietary assets and its brands. The Company customarily seeks U.S., Canadian and international trademark or copyright protection to the extent that such protection is available, cost effective and meaningful. The Company vigorously protects its intellectual property under international trademark and copyright laws, and is actively engaged in enforcement of its rights against potential infringers of those rights along with other protective activities. Although a number of the Company’s trademarks and copyrights relate to brands that are significant to the Company’s business and operations, the Company does not believe it is dependent on a single trademark or copyright, however the loss of such protection for a number of significant brands might have such an effect. The Company believes its rights to these brands are adequately protected, but these rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged.

Regulation

The Company’s business is not materially affected by government regulations. The esports industry is not regulated by any governmental regulatory body in the jurisdictions in which the Company operates.

C. Organizational Structure

The following structure chart identifies GameSquare’s material subsidiaries as of the date of this Form 20-F.

The subsidiaries as listed have share capital consisting solely of common shares, which are held directly or indirectly by GameSquare and the proportion of ownership interest held is equal to the voting rights held by GameSquare.

D. Property, Plants and Equipment

GameSquare does not own any material property, plants and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is intended to convey management’s perspective on our operational performance and financial performance as measured in accordance with International Financial Reporting Standards and in accordance with the International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We intend this disclosure to assist readers in understanding and interpreting the audited consolidated financial statements included in this Form 20-F. This section is based on, and should be read in conjunction with, those audited consolidated financial statements and the notes thereto.

The following discussion also contains trend information and forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly under “Forward-Looking Statements” and “Item 3. Key Information - D. Risk Factors.”

A. Operating Results

Key Factors Affecting Results of Operations

Our operating results are affected by a number of factors, including, in particular, (i) the continued growth of the esports industry; (ii) the successful identification and acquisition of esports assets; and (iii) the performance of our business.

Continued growth of the esports industry

Our results of operations depends on our ability to organically grow our portfolio of esports assets. Currently, esports industry is growing rapidly, with US$8.1 billion (approximately C$10 billion) of disclosed investment and over 100 billion hours watched in 2020. NewZoo predicts that by 2023, the global audience for esports will reach 600 million and the industry will generate US$218 billion (approximately C$273 billion) in revenue annually. However, there is no guarantee that the industry will continue to grow or will achieve these predictions. We are focusing our growth efforts and strategies on the digital agency vertical which serves the esports market, and more broadly in sports and entertainment through content creation, audience development and growing brand relationships.

Should the esports industry stagnate or shrink, there will be fewer opportunities for GameSquare, including other esports assets that the Company may acquire from time to time, to generate revenue and grow.

Successful identification and acquisition of esports assets

The Company has developed a thorough and rigorous set of acquisition criteria and is considering companies that generate revenue roughly between $5 million to $25 million with EBITDA margins in the 20% to 40% range, depending on the size and maturity of the business. Transactions will typically be structured to favour stock over cash and include achievable and reasonable earn outs over as many as 24 months. We intend to use these criteria and guidelines; however, we may decide to enter into a transaction with a target that does not meet any or all of these criteria or guidelines. These criteria are not intended to be exhaustive and may not apply in all cases or at all. There is no assurance that the Company will be able to complete such potential acquisitions in the near future or at all and on terms, that are favourable to the Company. Any of these challenges could affect its results of operations.

Performance of our Business

We will seek to generate significant organic growth through Code Red’s representation business, our digital media agency, GCN, and Cut+Sew/Swingman’s gaming and lifestyle marketing agency business and Complexity’s increased viewership and engagement and partnership with the Dallas Cowboys.

With respect to Code Red, continued expansion of on-screen talent represented, with a focus on increasing the number of influencers, is expected to accelerate sales within its brand activation segment. Code Red increased focus on the influencer segment during 2020 and throughout 2021 and added headcount to manage its representation business, enabled the Company to increase its efforts to broker new brand activations.

GCN has increased headcount in sales, marketing and production to accelerate organic growth of the digital marketing group and has dramatically increased its outbound sales calls, resulting in a growing project pipeline. Similarly, Cut+Sew/Swingman provides an opportunity to expand its client base within the gaming and lifestyle marketing sector.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Results of Operations

The following financial information is derived from the consolidated financial statements for the four and thirteen months ended December 31, 2021 and the three months and year ended November 30, 2020. During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the quarter ended December 31, 2021 are for the four months ended December 31, 2021 with the comparative period consisting of the three months ended November 30, 2020.

	Four months ended	Three months ended	Thirteen months ended	Year ended
($ Canadian)	December 31, 2021	November 30, 2020	December 31, 2021	November 30, 2020

Revenue	$9,070,912	$488,774	$13,687,889	488,774

Cost of sales	5,710,992	331,228	9,250,631	331,228

Gross profit	3,359,920	157,546	4,437,258	157,546

Other income
Interest and other income	5,527	1,947	9,645	1,947

Total other income	5,527	1,947	9,645	1,947

Expenses
Salaries, consulting and management fees	4,226,742	564,016	7,617,319	760,648
Player compensation	361,874	-	724,777	-
Professional fees	516,327	(5,641)	1,436,522	8,323
General office expenses	684,040	200,275	1,340,366	202,569
Selling and marketing expenses	327,333	-	1,426,503	-
Travel expenses	315,714	4,107	676,221	4,107
Shareholder communications and filing fees	46,259	42,229	209,830	52,229
Interest expense	19,040	1,457	181,527	11,497
Bad debt expense	345	74,581	56,318	74,581
Foreign exchange loss	(3,932)	5,110	2,972	5,110
Change in provision for reclamation deposit	(2,035)	6,308	(97,323)	6,308
Share-based compensation	1,209,792	709,953	3,644,287	709,953
Transaction costs	(5,268,453)	1,817,540	9,744,815	1,817,540
Amortization	(953,398)	81,433	1,879,825	81,433
Impairment on goodwill	2,258,109	-	2,258,109	-

Total expenses	3,737,757	3,501,368	31,102,068	3,734,298

Loss for the period before income taxes	(372,310)	(3,341,875)	(26,655,165)	(3,574,805)
Income tax (recovery)	306,310	(1,697)	(98,854)	(1,697)
Loss for the period	(678,620)	(3,340,178)	(26,556,311)	(3,573,108)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	(302,049)	884	220,299	884

Total comprehensive loss for the period	$(980,669)	$(3,339,294)	$(26,336,012)	$(3,572,224)

(Loss) for the period attributable to:
Owners of the parent	(600,215)	(3,340,178)	(26,515,410)	(3,573,108)
Non-controlling interest	(78,405)	-	(40,901)	-
	$(678,620)	$(3,340,178)	$(26,556,311)	$(3,573,108)
Basic and diluted net loss per share	$(0.00)	$(0.08)	$(0.17)	$(0.14)

Weighted average number of common shares outstanding - basic and diluted	243,901,900	40,091,272	156,258,509	24,995,371

RESULTS OF OPERATIONS FOR THE FOUR MONTHS ENDED DECEMBER 31, 2021

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the quarter ended December 31, 2021 are for the four months ended December 31, 2021 with the comparative period consisting of the three months ended November 31, 2020.

Revenue

Revenues for the four months ended December 31, 2021 were $9,070,912, which include $2,132,776 from Complexity, $2,516,577 from Cut+Sew and $2,457,004 from Code Red.

For the four months ended December 31, 2021, the Company’s Team’s segment generated revenue of $2,139,795 in North America. The Company’s Agency services segment generated revenue of $6,931,117 (Europe $2,217,445 and North America $4,713,672). The Team’s segment generated gross loss of $83,777, while the Agency services segment generated gross proft of $3,443,697.

Expenses

Salaries, consulting and management fees incurred during the four months ended December 31, 2021 were $4,226,742 compared to $564,016 during the three months ended November 30, 2020. Consulting fees in the current period reflect the consulting fees of GameSquare, Code Red Complexity, Cut+Sew and Reciprocity (and its subsidiaries) for the four months ended December 31, 2021. The consulting fees during the comparative period were for GameSquare (Ontario) Inc. for the three months ended November 30, 2020 and for Code Red and GameSquare from October 2, 2020 (date of acquisition) to November 30, 2020.

Player compensation for the four months ended December 31, 2021 was $361,874 compared to $nil in the comparative period and consisted of salaries and benefits paid to players. The increase reflects the acquisition of teams as part of the Complexity acquisition that did not exist in the Company in the prior periods.

Professional fees of $516,327 incurred during the four months ended December 31, 2021 were for amounts paid or accrued for audit and legal fees for the consolidated Company. Professional fees incurred during the same period in the prior year were a credit of $5,641 and related to the reversal of accounting and audit fees accrued by GameSquare (Ontario) Inc.

General office expenses for the four months ended December 31, 2021 were $684,040, compared to $200,275 in the comparative period. The increase from the prior periods is the result of the acquisitions of Code Red, Reciprocity, Complexity and Cut+Sew.

Selling and marketing expenses were $327,333 for the four months ended December 31, 2021, versus nil in the comparative period. The increase reflects the acquisitions of Complexity and Cut+Sew during the quarter, as well as additional investor relations.

Travel expenses for the four months ended December 31, 2021 were $315,714, versus $4,107 in the comparative period. The increase from the prior period is the result of increased commercial activity of the combined company and the easing of COVID-19 travel restrictions in the current year.

Shareholder communications and filing fees during the four months ended December 31, 2021, were $46,259 compared to $42,229 during the comparative period in the prior year. The increase was due to the acquisitions of Complexity and Cut+Sew, the closing of a bought deal private placement and a concurrent non-brokered private placement and the related press releases and securities filings. During the three months ended November 30, 2020, the Company closed the RTO Transaction and related financing.

The Company recorded a bad debt expense of $345 during the four months ended December 31, 2021, compared to $74,581 in the comparative period in the prior year. The bad debt expense during the comparative period related mainly to the write off of uncollectible accounts and expected credit losses on Code Red amounts receivable from the acquisition date of October 2, 2020 to November 30, 2020.

The Company recorded $1,209,792 in share-based compensation during the four months ended December 31, 2021 related to the amortization of the fair market value of the options and RSUs granted during the thirteen months ended December 31, 2021. The Company granted 14,509,241 options to directors, officers, and consultants of the Company. The options have vesting periods of immediate to three years. In addition, the Company granted 6,242,158 RSUs during the thirteen months ended December 31, 2021 with vesting periods of immediate to three years. The Company recorded $709,953 in share-based compensation during the three months ended November 30, 2020. The Company granted 2,000,000 options to directors, officers, and consultants of the Company in the comparative period; the options vested immediately.

During the four months ended December 31, 2021, the Company recorded a recovery of $5,268,453 in transaction costs on measurement period adjustments of the purchase price on the acquisitions of Reciprocity, Complexity and Cut&Sew over the fair value of assets acquired and other costs. During the comparative period, on October 2, 2020, the Company completed an RTO Transaction and recorded transaction costs of $1,817,540 which represented the excess of the estimated purchase price over the estimated fair value of the assets acquired in the transaction.

During the four months ended December 31, 2021, the Company recorded amortization recovery of $953,398 related mainly to adjustments to the fair value of intangible assets, equipment and right of use assets acquired on the acquisition of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021 and Cut+Sew on July 27, 2021.

During the four months ended December 31, 2021, the Company reassessed the fair value of the goodwill acquired on the acquisition of Code Red and recorded a loss on the impairment of $2,258,109 in the consolidated statements of loss and comprehensive loss.

RESULTS OF OPERATIONS FOR THE THIRTEEN MONTHS ENDED DECEMBER 31, 2021

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the period ended December 31, 2021 are for the period from December 1, 2020 to December 31, 2021 with the comparative period consisting of the twelve-month period from December 1, 2019 to November 30, 2020.

Revenue

For the thirteen months ended December 31, 2021, total revenue was $13,687,889 versus $488,774 for the year ended November 30, 2020. The acquisitions of Complexity and Cut+Sew on June 30, 2021 and July 27, 2021, respectively, contributed $5,482,745 to the revenues for the thirteen months ended December 31, 2021. The remaining revenue for the thirteen months ended December 31, 2021 related mainly to the revenues of Code Red being $5,707,071, which was acquired on October 2, 2020.

For the thirteen months ended December 31, 2021, the Company’s Teams segment generated revenue of $3,005,580 in North America. The Company’s Agency services segment generated revenue of $10,682,309 (Europe $5,707,071 and North America $4,975,238). The Team segment generated gross profit of $116,823, while the Agency Services segment generated gross profit of $4,320,435.

Expenses

Salaries, consulting and management fees incurred during the thirteen months ended December 31, 2021 were $7,617,319 compared to $760,648 during the year ended November 30, 2020. Consulting fees in the current period reflect the consulting fees of GameSquare and Code Red for the thirteen months ended December 31, 2021, Reciprocity (including its subsidiaries) for the period from March 17 to December 31, 2021, Complexity for the period from July 1, 2021 to December 31, 2021 and Cut+Sew for the period from July 27, 2021 to December 31, 2021. The consulting fees during the comparative period in the prior year were for GameSquare (Ontario) Inc. for the full year ended November 30, 2020 and the addition of Code Red and GameSquare consulting fees for the period from October 2, 2020 (acquisition date) to November 30, 2020.

Player compensation for the thirteen months ended December 31, 2021 was $724,777 compared to $nil in the comparative period and consisted of salaries and benefits paid to players. The increase reflects the acquisition of teams as part of the Complexity acquisition that did not exist in the Company in the prior periods.

Professional fees of $1,436,522 incurred during the thirteen months ended December 31, 2021 were for amounts paid or accrued for audit and legal fees for the consolidated Company and included legal and accounting fees incurred on the acquisitions of Reciprocity, Complexity and Cut&Sew and the bought deal financings. Professional fees incurred during the same period in the prior year were $8,323 and related to accounting and audit fees incurred by Gamesquare (Ontario) Inc.

General office expenses for the thirteen months ended December 31, 2021 were $1,340,366, versus $202,569 in the comparative period. The increase from the prior periods is mainly the result of the additional expenses of the combined entity.

Selling and marketing expenses were $1,426,503 for the thirteen months ended December 31, 2021, versus $nil in the comparative period as a result of enhanced investor relations and the impact of the acquisitions of Reciprocity, Complexity and Cut+Sew during the period.

Travel expenses for the thirteen months ended December 31, 2021 were $676,221, compared to $4,107 in the comparative period. The increase from the prior period is the result of the easing of COVID-19 travel restrictions in the current year.

Shareholder communications and filing fees during the thirteen months ended December 31, 2021 were $209,830 compared to $52,229 during the comparative period in the prior year. The increase was due to the acquisitions of Reciprocity, Code Red, Complexity and Cut+Sew and the closing of three financings and the related required press releases and securities filings.

The Company recorded bad debt expense of $56,318 during the thirteen months ended December 31, 2021, related to the impairment of certain receivables compared to $74,581 in the same period in the prior year.

During the thirteen months ended December 31, 2021, the Company recorded a gain on the change in provision for reclamation deposits of $97,323. On March 17, 2021, the Company received a notice of release on its letter of credit related to oil and gas mining leases in North Dakota. Management had previously considered the letter of credit uncollectible. The reclamation deposits relate to the former activities of Magnolia Colombia Ltd., a predecessor of GameSquare Esports Inc.

The Company recorded $3,644,287 in share-based compensation during the thirteen months ended December 31, 2021 related to the amortization of the fair market value of the options and RSUs granted during the thirteen months ended December 31, 2021. The Company granted 14,509,241 options to directors, officers, and consultants of the Company. The options have vesting periods of immediate to three years. In addition, the Company granted 6,242,158 RSUs during the thirteen months ended December 31, 2021 with vesting periods of immediate to three years. The Company recorded $709,953 in share-based compensation during the year ended November 30, 2020. The Company granted 2,000,000 options to directors, officers, and consultants of the Company in the comparative period. The options vested immediately.

During the thirteen months ended December 31, 2021, the Company recorded $8.5 million in transaction costs on the excess of the purchase price on the acquisition of Reciprocity over the fair value of assets acquired. In addition, the Company incurred $207,678 in transaction costs on the acquisition of Cut+Sew and $1 million in transaction costs on the acquisition of Complexity. During the comparative period, on October 2, 2020, the Company completed an RTO Transaction and recorded transaction costs of $1,817,540 which represented the excess of the estimated purchase price over the estimated fair value of the assets acquired in the transaction.

During the thirteen months ended December 31, 2021, the Company recorded amortization expenses of $1,879,825 on the intangible assets, equipment and right of use assets acquired on the acquisition of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021 and Cut+Sew on July 27, 2021.

During the thirteen months ended December 31, 2021, the Company reassessed the fair value of the goodwill on the acquisition of Code Red and recorded a loss on the impairment of $2,258,109 in the consolidated statements of loss and comprehensive loss.

CASH FLOWS

($ Canadian)	Four months ended December 31, 2021	Three months ended November 30, 2020	Thirteen months ended December 31, 2021	Year ended November 30, 2020

Cash flows (used in) operating activities	$(5,265,420)	(354,687)	(13,928,053)	(545,627)
Cash flows (used in) provided by financing activities	(148,963)	2,727,630	22,468,969	2,895,240
Cash flows (used in) investing activities	(101,443)	(1,744,448)	(1,677,521)	(2,011,948)
Effect of exchange rate changes on cash	79,207	878	118,512	878

Net change in cash	$(5,436,619)	629,373	6,981,907	338,543

The Company used cash of $5,265,420 and $13,928,053 in operating activities during the four and thirteen months ended December 31, 2021 compared with $354,687 and $545,627 in the comparative periods. The increase in the use of cash was mainly the result of increases in consulting and management fees, professional fees, general office expenses, selling and marketing expenses and shareholder communications as described in the Results of Operations section.

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per unit for gross proceeds of $1,000,220. On March 4, 2021, the Company closed a bought deal private placement financing of 16,700,000 units of the Company at a price of $0.42 per unit for gross proceeds of $7,014,000 and paid share issue costs of $1,150,975. On July 22, 2021, the Company closed the Offering and the Non-Brokered Offering of 42,500,000 Units at a price of $0.40 per Unit for gross proceeds of $17,000,000 and paid share issue costs of $773,835.

In addition, the Company received a $20,000 top up on a Canada Emergency Business Account loan, repaid loans of $602,831, made lease payments of $333,140, had 312,766 options exercised for cash proceeds of $105,000 and had 480,000 warrants exercised for cash proceeds of $192,000 during the thirteen months ended December 31, 2021.

During the thirteen months ended December 31, 2021, the Company acquired $538,385 in cash on the acquisition of Complexity, $396,251 on the acquisition of Cut+Sew and $516,236 in cash on the acquisition of Reciprocity. In addition, the Company acquired all the issued and outstanding membership units of Cut+Sew for $3,000,000 and transferred $16,636 in cash to assets available for sale. During the thirteen months ended December 31, 2021, the Company purchased equipment for $111,757. During the three months and year ended November 30, 2020, the Company purchased shares of Code Red for $2,222,500 and $2,490,000, respectively.

Off-Balance Sheet Arrangements

Not applicable.

B. Liquidity and Capital Resources

As at December 31, 2021, the Company had working capital of $8,582,602, compared to $264,309 as at November 30, 2020. The increase in the working capital resulted mostly from the Company’s financings undertaken during this period.

The financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Continuing operations, as intended, are dependent on management’s ability to raise required funding through future equity issuances, its ability to acquire business interests and develop profitable operations or a combination thereof, which is not assured, given today’s volatile and uncertain financial markets. The Company may revise programs depending on its working capital position.

Other than its current liabilities of $3,745,746 at December 31, 2021, the Company has no short-term material capital spending requirements, and future plans and expectations are based on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. There can be no assurance that the Company will be able to obtain adequate financing in the future or, if available. that such financing will be on acceptable terms. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs or acquisition plans and may be unable to continue operations. The Company may seek such additional financing through debt or equity offerings. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

Additionally, on April 5, 2022, GameSquare announced a fully subscribed US$3 million non-brokered private placement. As of the date of this Form 20-F, the private placement had not closed.

We also entered into US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The credit agreement will become available for draw down after satisfaction of certain conditions precedent.

C. Research and Development, Patents and Licences, etc.

We do not maintain research and development policies and do not engage in research and development.

D. Trend Information

For a discussion of trend information, see “A. Operating Results - Key Factors Affecting Results of Operations.”

E. Critical Accounting Estimates

Not applicable.

Off-Balance Sheet Arrangements

Not applicable

Disclosure of Contractual Obligations

Office Lease

On June 30, 2021, the Company acquired Complexity. Complexity leases an office in Frisco, Texas. The lease commenced on April 9, 2019 and expires in April 2029. The lease had a carrying amount of $3,656,573 at the date of acquisition of Complexity. The amortization charge during the period was $237,297.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the thirteen months ended December 31, 2021, the Company recognized $158,637 in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the thirteen months ended December 31, 2021 is as follows:

December 31, 2021

Balance, beginning of period	$-
Acquisiton of Complexity	3,889,875
Cash outflows	(333,140)
Finance costs	158,637
Other comprehensive income due to foreign currency adjustment	88,068

$3,803,440

December 31, 2021

Lease Liability - current	$382,057
Lease Liability - non-current	3,421,383

$3,803,440

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,761,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $1,093,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in the condensed interim consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management Directors

The following table sets forth the names and positions of the members of the Board as of the date of this Form 20-F.

Name	Position
Tom Walker	Independent Non-Executive Director
Travis Goff	Independent Non-Executive Director
Justin Kenna	Chief Executive Officer and Executive Director
Kevin Wright	President and Chairman of the Board
Craig Armitage	Independent Non-Executive Director
Paul LeBreux	Independent Non-Executive Director

Biographical information for each member of the Board is set forth below.

Tom Walker, Non-Executive Director, Age 47

Tom Walker is the Chief Financial Officer of the Dallas Cowboys Football Club and for the Jones Family Office. He previously served at KPMG in various roles across income and transfer tax for high net worth individuals, international tax and legal for ultra high net worth individuals, and global risk for KPMG in North American and European offices.

Mr. Walker received a Bachelor of Science and Master of Science from Oklahoma State University.

Travis Goff, Non-Executive Director, Age 37

Travis Goff is President of Goff Capital, Inc., the family office of John C. Goff, and manages its existing and prospective public and private investments. He currently serves as a board member of Complexity Gaming, ProbablyMonsters, Alto, Wyre, Cascade Engineering Technologies and Kilburn Media. Travis previously served as a board member of the NASDAQ listed company Mid-Con Energy Partners.

Mr. Goff received a Bachelor of Arts in Economics from the University of Texas.

Justin Kenna, Chief Executive Officer and Executive Director, Age 37

Justin Kenna is GameSquare’s Chief Executive Officer and a member of the Board. Mr. Kenna joined GameSquare after serving and the Chief Financial Officer and Chief Investment Officer of FaZe Clan, a U.S.-based professional esports and entertainment organization. Mr. Kenna’s prior experience also includes serving as the director of finance for Madison & Vine and a variety of other positions with Goldman Sachs, Deloitte, Ernst & Young and others.

Mr. Kenna received a Bachelor of Business in Accountancy at RMIT University.

Kevin Wright, Chairman of the Board and President, Age 48

Kevin Wright is GameSquare’s President and Chairman of the Board and previously served as GameSquare’s Chief Executive Officer. Prior to joining GameSquare, Mr. Wright served in a variety of roles in the finance and communications industries, including as a consultant for LodeRock Advisors and Rogers Communications and as an equity analyst covering technology, fintech, gaming and diversified financials companies for Canaccord Genuity and publicly listed telecommunications and wireless companies for Macquarie Capital.

Mr. Wright received a Master of Business Administration from the University of Western Ontario, Richard Ivey School of Business.

Craig Armitage, Non-Executive Director, Age 49

Craig Armitage is a member of the Board and is a highly experienced capital markets practitioner, having spent the past 20 years advising and working with various listed growth companies. In addition to serving on the Board, Mr. Armitage is a capital markets communications consultant for LodeRock Advisors and previously performed a variety of investor relations and communications roles with the Equicom Group, IA Clarington Mutual Funds and others.

Mr. Armitage received a Bachelor of Arts in English from the University of Western Ontario, King’s University College.

Paul LeBreux, Non-Executive Director, Age 55

Paul LeBreux is a leading international tax expert and businessman. With nearly three decades of experience, Mr. LaBreux is an industry leader and published author in his fields of expertise. He was a founding partner and co-managing partner of the Toronto law firm Harris & Harris for nearly 10 years where his legal practice included, mergers and acquisitions, corporate financings, corporate reorganizations, restructurings, amalgamations, wind-ups and divestitures, and domestic and international tax, estate, and trust planning. Mr. LeBreux is a past Chair of the Society of Trust and Estate Practitioners (Canada) and a past Chair of the STEP Canada Technical Committee. He is a partner in the Globacor Group of Companies and a partner at Moodys Tax Law LLP.

Mr. LeBreux received a Bachelor of Laws from the University of Ottawa and a Master of Laws from York University, Osgood Hall Law School.

Senior Management

The following table sets forth the names and positions of the members of our senior management as of the date of this Form 20-F.

Name	Position
Justin Kenna	Chief Executive Officer
Kevin Wright	President
Paul Bozoki	Chief Financial Officer
Jan Neumeister	Head of European Operations

Biographical information for each member of our senior management (other than Justin Kenna and Kevin Wright, our Executive Directors) is set forth below.

Paul Bozoki, Chief Financial Officer, Age 50

Paul Bozoki is GameSquare’s Chief Financial Officer. Mr. Bozoki is a dual Canadian and U.S. certified public accountant with approximately 25 years of accounting, tax and corporate finance experience. He has served as the Chief Financial Officer of several development stage TSX and TSX Venture-listed companies in the mining, technology and consumer products sectors and has extensive experience working in emerging markets. Mr. Bozoki began his career at Ernst & Young where he spent six years in the audit practice.

Mr. Bozoki received a Master of Business Administration from the University of Western Ontario, Richard Ivey School of Business and a Bachelor of Commerce from Queen’s University.

Jan Neumeister, Head of European Operations, Age 38

Jan Neumeister is GameSquare’s Head of European Operations. Prior to joining GameSquare, Mr. Neumeister was the Senior Vice President of Media and Partnerships at FaZe Clan, a U.S.-based professional esports and entertainment organization. Mr. Neumeister also served in a variety of roles for the Manchester City Football Club, including Head of Commercial Media and Mediacom.

Mr. Neumeister received a degree in business management from the University of Surrey.

There is no family relationship between any of the named persons above.

The Company does not have any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Bankruptcies

Other than as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, or within 10 years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder. On January 19, 2021, Wellflex Energy Partners Fort Worth, LLC was issued a final order of dismissal by the United States Bankruptcy Court. Goff Capital, Inc. was the manager of Wellflex Energy Partners Fort Worth, LLC and Travis Goff, a director of the Company, is the President of Goff Capital, Inc.

B. Compensation

The compensation to key management personnel is as below:

	Thirteen months ended December 31, 2021	Year ended November 30, 2020
Short term employee benefits	$1,429,187	$339,000
Share-based payments	983,943	319,479
Short term employee benefits	$2,413,130	$658,479

During the thirteen months ended December 31, 2021, the Company granted 2,000,000 options to the Chief Executive Officer and 700,000 options to officers of the Company and recorded $380,080 in share-based compensation related to the vesting of these options. In addition, the Company granted 2,000,000 RSUs to the Chief Executive Officer and recorded $603,863 in share-based compensation related to the vesting of these RSUs.

C. Board Practices

Each board member holds his office until the next annual meeting of GameSquare or until his successor is elected or appointed.

Service Agreements

See “Item 1. Identity of Directors, Senior Management and Advisers - A. Directors and Senior Management - Service Agreements” for a summary of our service agreements.

For the purpose of the agreements with the directors and officers as set forth therein, “Change in Control” is defined as the acquisition by any person or entity of:

1.

shares or rights or options to acquire Common Shares or securities which are convertible into common shares or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders of GameSquare;

2.

shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of GameSquare or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or

3.	more than 50% of the material assets of GameSquare, including the acquisition of more than 50% of the material assets of any material subsidiary of GameSquare.

Such Change of Control payments may be triggered by either GameSquare or the director or officer who elects from the date of such Change in Control to elect to have such officer’s agreement terminated. GameSquare has no compensatory plan or arrangement in respect of compensation received or that may be received by the officers or directors in GameSquare’s most recently completed or current financial year in the event of the termination of employment (resignation, retirement, Change in Control) or in the event of a change in responsibilities following a Change in Control.

Board of Directors and Key Committees

Certain of our strategic decisions and authorities are reserved as matters for the Board, with other matters, responsibilities and authorities delegated to its committees.

Audit Committee

Our audit committee (the “Audit Committee”) assists the Board in overseeing the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent auditors and the performance of the independent auditors and our internal audit function.

As of the date of this Form 20-F, the Audit Committee is comprised of three directors: Paul LeBreux (Chair), Craig Armitage and Tom Walker. Each member of the Audit Committee is financially literate and independent, as required by applicable securities laws. Please refer to “Item 6 - A. Directors and Senior Management - Directors” for the relevant education and experience of each of the members of the Audit Committee. The members of the Audit Committee are appointed annually by the Board and serve at the pleasure of the Board until their successors are duly appointed.

D. Employees

The Company’s employees are essential to its long-term success. The Company continues to invest in the development of its people and strive to ensure that it is positioned to attract and retain the best talent in the esports industry.

The table below sets forth the number of full time equivalent (“FTE”) employees by Group entity and geography for the periods presented.

Number of Employees as at December 31, 2021
GameSquare
Canada	2
Code Red
United Kingdom	16
Complexity
United States	35
Fourth Frame Studios
United States	1
GCN Inc.
United States	11
Cut+Sew/Zoned
United States	7
Total	71

E. Share Ownership

The table below sets forth the number of options to purchase Common Shares and the number of Common Shares currently held by the Company’s directors and senior management. This table is based on information provided by such persons and has not been independently confirmed by the Company.

Name and Title	Options	Common Shares	%(2)
Kevin Wright	425,000	2,878,000	1.0
President & Director
Justin Kenna	2,000,000	1,054,000	1.6
CEO & Director
Paul Bozoki	350,000	Nil	0.1
CFO
Jan Neumeister	500,000	Nil	0.2
Head of European Operations
Craig Armitage	250,000	Nil	0.1
Director
Paul LeBreux	100,000	1,074,649	0.0
Director
Tom Walker	100,000	Nil	0.0
Director
Travis Goff[1]	100,000	500,000	0.0
Director

(1) Goff NextGen Holdings, LLC owns 34,894,791 Common Shares and 7,968,750 warrants. Travis Goff is the president of Goff NextGen Holdings, LLC.

(2) Calculated as all options and Rsu's are excusable for one share on a fully diluted basis.

(3) Justin Kenna owns an additional 2,000,000 RSU's.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the names of the persons or companies who, to our knowledge, own beneficially, directly or indirectly, more than 5% of any class or series of our securities.

Name of Shareholder	Common Shares	Percentage of Share Capital
Blue & Silver Ventures, Ltd.	62,184,372	25.5%
Goff NextGen Holdings, LLC	34,894,791	14.3%

The Company’s major shareholders do not have voting rights.

B. Related Party Transactions

During the thirteen months ended December 31, 2021, the Company paid $nil for accounting fees to a company jointly controlled by the former CFO (year ended November 30, 2020 - $12,500).

Included in accounts payable and accrued liabilities at December 31, 2021 is $225,978 (November 30, 2020 - $255,807) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information Financial Statements

The Group’s audited consolidated financial statements for the thirteen month year ended December 31, 2021 with comparative and audited consolidated financial statements for the twelve months ended November 30, 2020 with comparative are incorporated by reference beginning on page F-1.

Legal Proceedings

There are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Group is aware) during a period covering at least the previous 12 months preceding the date of this Form 20-F which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability.

Dividend Policy

We maintain a policy that establishes priorities for the utilization of capital, which, in order of importance, are: (i) funding organic growth and M&A; and (ii) if there is excess cash after these priorities, to return it to shareholders.

B. Significant Changes

The following significant changes have occurred relating to the financial information of the Group since December 31, 2021:

On March 1, 2022, the Company announced that it had launched Fourth Frame Studios, a first-of-its-kind content production and creative execution studio with Oluwafemi “Femi” Okusanya as the head of the studio.

On April 5, 2022, the Company announced a fully subscribed US$3.0 million non-brokered private placement.  As of the date of this Form 20-F, the private placement has not closed.  This capital injection along with the recently announced letter of intent for a US$5 million credit facility illustrates the strong support that the Company has from its largest investors, Goff Capital and the Jones Family.

The Company also entered into a letter of intent for a US$5 million credit facilitate which will provide the Company with access to capital, if required, to execute on its strategy priorities.  The credit agreement is expected to become available for draw down on closing of the private placement and satisfaction of certain conditions precedent.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

GameSquare Esports Inc.’s common shares are listed on the Canadian Securities Exchange under the symbol “GSQ”, the Frankfurt Exchange under the symbol “29Q1” and the OTCQB Venture Market in the United States under the symbol “GMSQF”.

B. Plan of Distribution

Not applicable.

C. Markets

See “- A. Offer and Listing Details” for all stock exchanges where GameSquare’s common shares are traded.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of December 31, 2021, our authorized share capital consisted of an unlimited number of common shares (without par value). As of the date hereof, 244,381,900 Common Shares were outstanding. All of the allotted and issued shares are fully paid or credited as fully paid.

For additional information on our Common Shares in issue and treasury shares, please refer to note 10 to our audited consolidated financial statements for the twelve months ended December 31, 2021 and 2020, included elsewhere in this Form 20-F.

B. Memorandum and Articles of Association Incorporation

GameSquare Esports Inc. an international esports company incorporated under the laws of the province of Ontario, Canada on December 13, 2018 with registry ID 5041519 and its registered office at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada.

Objects and Purposes of the Company

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in the Company’s articles of incorporation on the business that it may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, neither our articles nor our corporate by-laws restrict our directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.

Our corporate by-laws provide that a director or officer who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us, shall disclose the nature and extent of such director’s or officer’s interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to the Board or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by the Board or shareholders, and a director interested in a contract or transaction so referred to the Board shall not attend any part of a meeting of our Board of Directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.

Subject to our articles, our directors shall be paid such remuneration for their services as our Board of Directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our Board of Directors or any committee thereof.

The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which it has entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction:

(i) relating primarily to such director’s remuneration as a director of the company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director; or (iii) with one of our affiliates.

A director or officer who holds a disclosable interest in a contract or transaction into which it has entered or propose to enter is not accountable to the Company or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of that relationship or by reason only that the director was present at or was counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the Company at the time it was approved.

The OBCA provides that a director or officer generally holds a disclosable interest in a contract or transaction if either (a) the director or officer is a party to the contract or transaction with us and such contract or transaction is material to us; or

(b) the director or officer is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us.

Borrowing Powers of Directors

Our corporate by-laws provide that, if authorized by its directors, the Company may:

•	borrow money upon our credit;

•	issue, reissue, sell or pledge debt obligations, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;

•	give a guarantee on our behalf to secure performance of an obligation of any person; and

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of GameSquare including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of GameSquare.

Amendment to the borrowing powers described above requires an amendment to our corporate by-laws. Our corporate by- laws do not contain any provisions in connection with amending the by-laws. The OBCA provides that our Board of Directors may by resolution, make, amend or repeal any by-laws that regulate our business and affairs and that the Board of Directors will submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Qualifications of Directors

Under our articles and by-laws, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The OBCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt.

Share Rights

Our authorized share capital consists of an unlimited number of common shares without nominal or par value.

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our Board of Directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our Board of Directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of GameSquare.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if the Company resolves to make particular types of amendments to its articles, a holder of its shares may dissent with regard to such resolution and, if such shareholder so elects, the Company would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (ii) to add, remove or change any restriction upon the business that the Company may carry on or upon the powers that it may exercise.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as the Board of Directors may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days, before the meeting.

Meetings of our shareholders shall be held at our registered office or, if our Board of Directors shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree.

Our Board of Directors, the Chair of our Board, our Chief Executive Officer, or our President shall have power to call a special meeting of our shareholders at any time.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two or more persons, present in person or by proxy and holding in aggregate not less than 33 1/3% of our issued shares entitled to vote at such meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our charter documents.

Change in Control

There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Neither our by-laws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that the Company disclose in its proxy information circular for its annual meeting and certain other disclosure documents filed by it under such legislation, holders who beneficially own more than 10% of the issued and outstanding shares.

C. Material Contracts

Other than those disclosed under “Item 1. Identity of Directors, Senior Management and Advisers - A. Directors and Senior Management - Service Agreements” and those entered into in the ordinary course of our business, the only contracts material to our business are as follows: (i) Arrangement Agreement dated December 31, 2020 entered into by GameSquare and Reciprocity Corp.; (ii) Purchase Agreement dated June 30, 2021 entered into by Blue & Silver Ventures, Ltd., Goff NextGen Holdings, LLC, Jason Lake and GameSquare; and (iii) Share Purchase Agreement dated July 14, 2021 entered into by GameSquare, Swingman LLC (dba CUT + SEW) and members of Swingman LLC (dba CUT + SEW).

D. Exchange Controls

We are not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non- Canadian holders of the Common Shares. There are no limitations under the laws of Canada or by the charter or our other constituent documents, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of us by non-Canadians. The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations applicable to the acquisition, holding and disposition of our Common Shares by a holder of such shares as beneficial owner who, for purposes of the Income Tax Act (Canada) (including the regulations thereunder, the “Tax Act”) and the Canada-United States Tax Convention, as amended by the protocols thereto (the “Treaty”), at all relevant times (a) is a resident of the United States and is not and is not deemed to be a resident of Canada, (b) deals at arm’s length and is not affiliated with our Company, and (c) holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold, his, her or its Common Shares in connection with carrying on a business in Canada (a “non-resident holder”). Generally, the Common Shares will be considered to be capital property to a holder provided that the holder does not use or hold the Common Shares in the course of carrying on a business of buying and selling securities and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This part of the summary is not applicable to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (within the meaning of the Tax Act).

This summary is based upon the current provisions of the Tax Act and the Treaty, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency publicly announced prior to the date hereof. This summary also takes into account the proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our Common Shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our Common Shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our Common Shares is given or made. Accordingly, holders and prospective holders of our Common Shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our Common Shares in their particular circumstances.

Dividends

Dividends paid on our Common Shares to a non-resident holder will be subject under the Tax Act to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty. In particular, the Treaty provides that the foregoing 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to a resident of the United States who is the beneficial owner of the dividend and who is entitled to the benefits of the Treaty, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States entitled to the benefits of the Treaty that owns at least 10% of the voting shares of the corporation paying the dividend. Non-resident holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Capital Gains

A non-resident holder is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition or deemed disposition of a common share of our Company (other than in a disposition to our Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) unless such share represents “taxable Canadian property”, as defined in the Tax Act, to the holder thereof. Our Common Shares generally will not be considered taxable Canadian property to a non-resident holder at any time if they are listed on a designated stock exchange (which includes the CSE) at that time, unless, at any time during the 60-month period ending at that time: (i) 25% or more of the issued shares of any class or series of the Company’s capital stock were owned by any combination of (a) the non-resident holder, (b) persons with whom the non-resident holder did not deal at arm’s length, and (c) partnerships in which the non-resident holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Common Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. A non-resident holder’s Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

If the Common Shares are considered taxable Canadian property to the non-resident holder, then upon a disposition or a deemed disposition of such Common Shares (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), the non-resident holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the non-resident holder. One half of any such capital gain (a “taxable capital gain”) realized by a non-resident holder in a taxation year will be required to be included in computing the non-resident holder’s income for that year, and one half of any such capital loss (an “allowable capital loss”) realized by a non-resident holder in a taxation year must generally be deducted against taxable capital gains realized by the non-resident holder in that year from dispositions of taxable Canadian property. Allowable capital losses from dispositions of taxable Canadian property not deductible in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years from dispositions of taxable Canadian property, subject to the detailed rules contained in the Tax Act in this regard. An applicable income tax treaty or convention may apply to exempt a non-resident holder from tax under the Tax Act in respect of a disposition of Common Shares notwithstanding that such shares may constitute taxable Canadian property. In particular, in the case of a non- resident holder who is the beneficial owner of shares of our Company that are taxable Canadian property and who is resident in the United States and entitled to the benefits of the Treaty, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Non-resident holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

Certain U.S. Federal Income Tax Considerations

The following is a summary of the U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to a U.S. Holder that acquires Common Shares and holds Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans and individual retirement accounts, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares (including Common Shares) of GameSquare, and persons who acquired Common Shares through stock option or shares purchase plan programs or in other compensatory arrangements.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

Distributions

Subject to the discussion under “- Passive Foreign Investment Company Considerations” below, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. Because we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of Common Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and that GameSquare is not treated as a PFIC (as defined below) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid on Common Shares generally will constitute foreign-source income classified as “passive category” income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular taxable year). The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Receipt of Foreign Currency

The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between U.S. dollars and Canadian dollars in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars.

Sale or Other Disposition of Common Shares

Subject to the discussion under “-Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of Common Shares equal to the difference, if any, between the amount realized for Common Shares and the U.S. Holder’s tax basis in such Common Shares. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. Holder holds Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. For purposes of the asset test and income test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

We have made no determination as to whether we are classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Moreover, our PFIC status is determined on an annual basis after the end of each taxable year. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held Common Shares, gain recognized upon a disposition of Common Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Common Shares. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on Common Shares exceeded 125% of the average of the annual distributions received on such Common Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if Common Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder might be able to make a mark-to-market election with respect to Common Shares that would result in tax treatment different from the general tax treatment for PFICs described above. The Common Shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of Common Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where Common Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of Common Shares at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in Common Shares will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark- to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.

If we were a PFIC for any year during which a U.S. Holder owned Common Shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder’s Common Shares unless (i) we ceased to be a PFIC and (ii) the U.S. Holder had made a “deemed sale” election under the PFIC rules to recognize gain (but not loss) under the PFIC rules described above, without the receipt of corresponding cash.

If we were a PFIC or, with respect to a particular U.S. Holder, we were treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. In addition, if we were a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder would be required to file annual reports with the Internal Revenue Service, subject to certain exceptions.

The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with regard to such holder’s ownership and disposition of Common Shares.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.

Foreign Financial Asset Reporting

Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.

Information Reporting and Backup Withholding

Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning us referred to in this Form 20-F may be viewed at our executive offices during normal business hours.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a description of market risks relevant our business, please see “Item 4B. Business Overview - Risk Management and Internal Control.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants And Rights

As of December 31, 2021, we had 46,186,841 warrants outstanding, 11,975,900 of which entitle the registered holder to purchase one Common Share at a price of C$0.40 per share at any time until October 2, 2022, 600,000 of which entitle the registered holder to purchase one Common Share at a price of C$0.40 per share at any time until November 17, 2022, 1,357,441 of which entitle the registered holder to purchase one Common Share at a price of C$0.60 until February 19, 2024, 9,519,000 of which entitle the registered holder to purchase one Common Share at a price of C$0.60 until March 4, 2024, 21,250,000 of which entitle the registered holder to purchase one Common Share at a price of C$0.60 until July 22, 2023 and 1,487,500 of which entitle the registered holder to purchase one Common Share at a price of C$0.40 per share at any time until July 22, 2024.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

It is the conclusion of our Chief Executive Officer and Chief Financial Officer that our Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report, are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A.

Audit Committee Financial Expert.

The Company’s Board of Directors has at least one financial expert serving on its audit committee. The audit committee is comprised of three independent members.

Our Audit Committee is comprised of Paul LeBreux, Craig Armitage and Tom Walter. Our board has determined that Tom Walter is an audit committee financial expert, who is independent under the Rule 5605(c)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act.

ITEM 16B CODE OF ETHICS

The Company’s corporate policies include a Code of Business Conduct and Ethics.

ITEM 16 C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kreston GTA LLP is the Company’s auditor and has served in such capacity continuously since March 26, 2021. From May 8, 2013 until the appointment of Kreston GTA LLP, McGovern Hurley LLP, Chartered Accountants, was the external auditor of the Company. For the fiscal years ended December 31, 2021 and November 30, 2020, the Company was billed the following fees by the external auditors:

	Fiscal year ended December 31, 2021		Fiscal year ended November 30, 2020
Audit fees		$150,000		$73,000
Audit-related fees(1)		$65,000		$27,000
Tax fees(2)	$	Nil		$5,000
All other fees	$	Nil	$	Nil
Total		$215,000		$105,000

(1) Audit-related fees in each of 2021 and 2020 were for quarterly reviews of unaudited financials.

(2) Tax fees in each of 2021 and 2020 were for paid for tax compliance services including preparation of tax returns and tax-related advice.

(3) Before the accountant is engaged by the Company, to render audit or non-audit services, the engagement is approved by the Company's audit committee.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective March 26, 2021, GameSquare changed its auditor from McGovern Hurley LLP (“McGovern”) to Kreston GTA LLP (“Kreston”) to take advantage of Kreston’s registration with the Public Company Accounting Oversight Board, a registration which McGovern did not hold. There were no disagreements between the Company and McGovern Hurley LLP.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide audited consolidated financial statements and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-39, of the Financial Statement which is filed with and incorporated by reference as part of this Annual Report as Exhibit F-1. All schedules are omitted as the required information is inapplicable or the information is presented in the Group’s audited consolidated financial statements or notes thereto.

ITEM 19. EXHIBITS

Number	Description
1.1*	Articles of Incorporation of GameSquare Esports Inc.*
1.2*	Bylaws of GameSquare Esports Inc.*
4.1*	Promissory note issued March 19, 2020 by Gamesquare Inc. to GameSquare;*
4.2*	Loan agreement dated February 26, 2021 between GameSquare and Reciprocity.*
4.3*	Capital Markets Advisory Agreement dated April 21, 2021 between GameSquare and Sophic Capital Inc.*
11. 1	Code of Business Conduct and Ethics
12.1	Certification of Chief Executive Officer of GameSquare Esports Inc. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer of GameSquare Esports Inc. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer of GameSquare Esports Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer of GameSquare Esports Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter
F-1	Financial Statements
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension - Schema
101.CAL	Inline XBRL Taxonomy Extension - Calculations
101.DEF	Inline XBRL Taxonomy Extension - Definitions
101.LAB	Inline XBRL Taxonomy Extension - Labels
101.PRE	Inline XBRL Taxonomy Extension - Presentation

*Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GAMESQUARE ESPORTS INC.

Date: May 2,2022	By:	/s/ Paul Bozoki
Paul Bozoki
Chief Financial Officer

[Signature Page to Form 20-F]

GAMESQUARE ESPORTS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen months ended December 31, 2021

And the year ended November 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GameSquare Esports Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GameSquare Esports Inc. (the “Company”) as of December 31, 2021 and November 30, 2020, and the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years in the three year-period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and November 30, 2020, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2021 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

Accounting for business combinations and valuation of acquired intangibles

Critical Audit Matter Description

During the financial year ended 31 December 2021, the Company completed three acquisitions that have resulted in the Company acquiring controlling interest in Reciprocity, Complexity, and Cut+Sew. The acquisitions were completed on March 16, June 30, and July 27, 2021, for total consideration of approximately $7,760,686, $10,035,546 and $3,307,105 respectively. The Company accounted for these acquisitions in accordance with IFRS 3 Business Combinations ("IFRS 3”). The company disclosed the significant judgements, estimates, and assumptions and the results of their analyses on business combinations in Note 3 and Note 4 to the consolidated financial statements.

We considered the accounting of these acquisitions to be a critical audit matter as these are significant transactions during the period and involved significant management judgments regarding the valuation of the purchase price and the allocation of purchase price to the assets and liabilities acquired. This exercise also required management to determine the fair value of the assets and liabilities acquired and to identify and value intangible assets acquired in the acquisition which involved significant assumptions and estimates. The fair value of intangible assets acquired included intangible assets of $8,285,021 on the date of acquisition. Changes in these assumptions may have a material impact on the fair values.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures focused on valuation and allocation of purchase price, and the identification and valuation of intangibles asset acquired in the acquisition. The procedures included, amongst others, the following:

-

We reviewed the purchase agreements in relation to these acquisitions to obtain an understanding of the transactions and key terms to identify necessary accounting considerations and identification of assets acquired and liabilities assumed at the acquisition date.

-

We validated the considerations paid and their valuations, and reviewed the identification of the acquired assets and liabilities by corroborating this identification based on our discussion with management and understanding of the business of the acquired entities.

-

We assessed the competence, objectivity, independence, and relevant work experience of the external specialists engaged by management to calculate fair value of intangible assets acquired and perform the purchase price allocation.

-	We have assessed the key valuation inputs and significant assumptions used by management in determining the fair value of the intangible assets acquired by:
•	Evaluating the reasonableness of management’s revenue growth an earnings forecasts by comparing the forecasts to historical results and business plans.

•	Evaluating the revenue growth rates, earning margins, royalty rates, and discount rates by testing the source information underlying the determination of revenue growth rates, earnings margins, royalty rates, and discount rates and the mathematical accuracy of the calculations.

-

We have assessed the adequacy of the Company’s disclosure included in Note 3 - Critical Accounting estimates and Judgments and Note 4 - Acquisitions, of the accompanying consolidated financial statements regarding these acquisitions.

The accounting and measurement methods applied are in accordance with IFRS 3. We consider the underlying assumptions and measurement parameters to be reasonable.

Impairment assessment of goodwill and intangible assets

Critical Audit Matter Description

As at 31 December 2021, included in the consolidated statement of financial position are goodwill of $nil and intangible assets totaling $9,339,175, disclosed in Note 7 to the consolidated financial statements.

The Company is required to, at least annually, perform impairment assessment of goodwill. For intangible assets with useful lives, the Company is required to review these for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, and at least annually, review whether there is any change in their expected useful lives. To perform impairment assessments, all intangible assets including goodwill are allocated to the cash generating units (“CGUs”). An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of each CGU is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting earning margins, earning multiples, growth rates and discount rates in estimating and discounting future cashflows. As a result of the assessment, management recognized goodwill impairment of $2,258,109 and intangible assets impairment of $nil. These impairment assessments were a critical audit matter because there is considerable estimation uncertainty related to the projections of future cash flows.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

-

We obtained management’s five-year cash flow projection for CodeRed, future cashflows forecasts and tested the mathematical accuracy of the underlying value-on-use calculations. We also compared historical actual results to these budgeted to assess in the quality of management’s forecasts.

-	We assessed the reasonableness of key assumptions used in the calculations comprising earnings margins, earnings multiples, growth rates, and discount rates.

-	We tested the appropriateness of the methods used and the mathematical accuracy of calculation.

We consider the underlying assumptions and measurement parameters to be reasonable.

We have served as the Company’s auditor since 2019.

/s/ Kreston GTA LLP

Chartered Professional Accountants

Licensed Public Accountants, (PCAOB Number) 6644

Markham, Canada

April 28, 2022

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ Canadian)	December 31, 2021	November 30, 2020

ASSETS

Current
Cash	$7,642,593	$660,686
Amounts receivable (Note 5)	3,911,638	381,749
Prepaid expenses and deposits	385,639	109,142
Other investments (Note 9)	-	62,635
Other current assets (Note 10)	388,478	-

Total current assets	12,328,348	1,214,212

Long-term
Equipment (Note 6)	4,600,404	1,419
Intangibles (Note 7)	9,339,175	2,361,567
Goodwill (Note 7)	-	2,258,109
Right-of-use asset (Note 14)	3,501,614	-
Reclamation deposits (Note 8)	340,443	338,606
Non-current assets held for sale	99,535	-

Total assets	$30,209,519	$6,173,913

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 19)	$2,796,756	$845,273
Deferred revenue	414,628	104,630
Current portion of lease liability (Note 14)	382,057	-
Loan payable (Note 13)	152,305	-

Total current liabilities	3,745,746	949,903

Deferred consideration on acquisition of Code Red (Note 4(a))	-	335,000
Long term loan (Note 23)	-	40,000
Lease liability, net of current portion (Note 14)	3,421,383	-
Reclamation provision (Note 8)	323,933	323,933
Deferred tax liability (Note 12)	347,958	464,000

Total liabilities	7,839,020	2,112,836

SHAREHOLDERS' EQUITY

Common shares (Note 15(b))	45,690,856	6,340,328
Share based payments reserve (Note 16)	3,923,193	718,951
Contingently issuable shares (Notes 4(d))	66,238	-
Warrants (Note 17)	2,923,808	827,461
Accumulated other comprehensive income	221,183	884
Accumulated deficit	(30,341,957)	(3,826,547)

Equity attributable to owners of the parent	22,483,321	4,061,077
Non-controlling interest (Note 18)	(112,822)	-

Total Shareholders' Equity	22,370,499	4,061,077

Total liabilities and shareholders' equity	$30,209,519	$6,173,913

Nature of operations and going concern (Note 1)

Contingencies and commitments (Notes 1, 8 and 23)

Subsequent events (Note 26)

Approved by the Board of Directors on April 26, 2022

“KEVIN WRIGHT”, Director                    “Paul Lebreux”, Director

GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

			Period from
	Thirteen months		December 13, 2018
	ended	Year ended	(incorporation) to
($ Canadian)	December 31, 2021	November 30, 2020	November 30, 2019

Revenue	$13,687,889	488,774	-

Cost of sales	9,250,631	331,228	-

Gross profit (Note 24)	4,437,258	157,546	-

Other income
Interest and other income	9,645	1,947	-

Total other income	9,645	1,947	-

Expenses
Salaries, consulting and management fees (Note 19)	7,617,319	760,648	229,200
Player compensation	724,777	-	-
Professional fees	1,436,522	8,323	30,628
General office expenses	1,340,366	202,569	325
Selling and marketing expenses	1,426,503	-	-
Travel expenses	676,221	4,107	-
Shareholder communications and filing fees	209,830	52,229	300
Interest expense	181,527	11,497	-
Bad debt expense	56,318	74,581	-
Foreign exchange loss	2,972	5,110	18
Change in provision for reclamation deposit (Note 8)	(97,323)	6,308	-
Share-based compensation (Note 16)	3,644,287	709,953	2,639
Transaction costs (Note 4(b) and (d))	9,744,815	1,817,540	-
Amortization (Notes 6, 7 and 14)	1,879,825	81,433	-
Impairment on goodwill (Note 7)	2,258,109	-	-

Total expenses	31,102,068	3,734,298	263,110

Loss for the period before income taxes	(26,655,165)	(3,574,805)	(263,110)
Income tax (recovery) (Note 12)	(98,854)	(1,697)	-
Loss for the period	(26,556,311)	(3,573,108)	(263,110)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	220,299	884	-

Total comprehensive loss for the period	$(26,336,012)	$(3,572,224)	$(263,110)

(Loss) for the period attributable to:
Owners of the parent	(26,515,410)	(3,573,108)	(263,110)
Non-controlling interest	(40,901)	-	-
	$(26,556,311)	$(3,573,108)	$(263,110)
Basic and diluted net loss per share	$(0.17)	$(0.14)	$(0.04)

Weighted average number of common shares outstanding - basic and diluted (Note 20)	156,258,509	24,995,371	6,948,630

GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

($ Canadian)	Common Shares		Contributed Surplus	Warrants	Contingently Issuable Shares and Options	Accumulated other comprehensive income	Non-Controlling Interest	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$	$	$	$
Balance, December 1, 2018	-	-	-	-	-	-	-	-	-
Private placement	20,000,000	513,735	-	-	-	-	-	-	513,735
Options granted	-	-	2,639	-	-	-	-	-	2,639
Net loss for the year	-	-	-	-	-	-	-	(263,110)	(263,110)
Balance, November 30, 2019	20,000,000	513,735	2,639	-	-	-	-	(263,110)	253,264

GameSquare common shares and effect of deemed acquisiton by Gamesquare Inc. at fair value of capital consideration (Note 25)	9,996,011	1,865,356	16,030		-	-	-	-	1,881,386
Issued on acquisition of Code Red (Note 4(a))	9,300,000	1,735,473	-	-	-	-	-	-	1,735,473
Private placement (Note 15(b))	12,632,900	2,357,404	-	800,821	-	-	-	-	3,158,225
Share issuance costs (Note 15(b))	-	(131,640)	-	-	-	-	-	-	(131,640)
Broker warrants (Note 17)	-	-	-	26,640	-	-	-	-	26,640
Options granted (Note 16(c))	-	-	709,953	-	-	-	-	-	709,953
Option expiry (Note 16(a))	-	-	(9,671)	-	-	-	-	9,671	-
Other comprehensive income	-	-	-	-	-	884	-	-	884
Net loss for the year	-	-	-	-	-	-	-	(3,573,108)	(3,573,108)
Balance, November 30, 2020	51,928,911	6,340,328	718,951	827,461	-	884	-	(3,826,547)	4,061,077

Issued on acquisition of Reciprocity (Note 4(b))	43,749,996	7,345,478	415,208	-	-	-	-	-	7,760,686
Contingent consideration on acquisition of Cut&Sew (Note 4(d))	-	-	-	-	66,238	-	-	-	66,238
Non-controlling interest acquired on acquisiton of Reciprocity (Note 4(b))	-	-	-	-	-	-	(71,921)	-	(71,921)
Issued on acquisition of Complexity (Note 4(c))	83,328,750	10,035,546	-	-	-	-	-	-	10,035,546
Issued on acquisition of Cut&Sew (Note 4(d))	2,000,000	240,866	-	-	-	-	-	-	240,866
Private placement (Note 15(b))	61,581,477	23,091,436	-	1,922,784	-	-	-	-	25,014,220
Share issuance costs (Note 15(b))	-	(1,926,280)	-	-	-	-	-	-	(1,926,280)
Broker warrants (Note 17)	-	(204,006)	-	204,006	-	-	-	-	-
Warrants exercised (Note 17)	480,000	222,443	-	(30,443)	-	-	-	-	192,000
Options granted (Note 16(a))	-	-	1,756,693	-	-	-	-	-	1,756,693
Option exercise (Note 16(a))	312,766	150,045	(45,045)	-	-	-	-	-	105,000
Restricted share units (Note 16(b))	-	-	1,472,386	-	-	-	-	-	1,472,386
RSUs exercised (Note 16(b))	1,000,000	395,000	(395,000)	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	220,299	-	-	220,299
Net loss for the period	-	-	-	-	-	-	(40,901)	(26,515,410)	(26,556,311)
Balance, December 31, 2021	244,381,900	45,690,856	3,923,193	2,923,808	66,238	221,183	(112,822)	(30,341,957)	22,370,499

GAMESQUARE ESPORTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ Canadian)	Thirteen months ended December 31, 2021	Year ended November 30, 2020	For the period from December 13, 2018 (incorporation) to November 30, 2019
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net (loss)	$(26,556,311)	$(3,573,108)	$(263,110)
Adjustment for:
Income tax recovery	(98,854)	(1,697)	-
Transaction costs (Note 4)	8,453,794	1,817,540	-
Share-based compensation (Note 16)	3,644,287	709,953	2,639
Interest expense (Notes 13 and 14)	189,814	-	-
Change in provision for reclamation deposit (Note 8)	-	6,308	-
Amortization (Notes 6, 7 and 14)	1,879,825	81,433	-
Impairment on goodwill	2,258,109	-	-
Bad debt	56,318	-	-

	(10,173,018)	(959,571)	(260,471)

Net change in non‑cash working capital	(3,755,035)	413,944	68,879
Net cash flow from operating activities	(13,928,053)	(545,627)	(191,592)

FINANCING ACTIVITIES
Proceeds received from long term loan (Note 23)	20,000	-	-
Repayment of loans (Notes 13 and 23)	(602,831)	-	-
Principal reduction in lease liability (Note 14)	(333,140)	-	-
Private placement (Note 15(b))	25,014,220	3,000,240	515,000
Share issue costs (Note 15(b))	(1,926,280)	(105,000)	(1,265)
Proceeds from option exercise (Note 16(a))	105,000	-	-
Proceeds from warrant exercise (Note 17)	192,000	-	-

Net cash flow from financing activities	22,468,969	2,895,240	513,735

INVESTING ACTIVITIES
Cash acquired on acquisition of GameSquare (Note 19)	-	226,213	-
Acquisiton of Code Red shares (Note 4(a))	-	(2,490,000)	-
Cash acquired on acquisiton of Code Red (Note 4)	-	251,839	-
Cash acquired on acquisiton of Reciprocity (Note 4(b))	516,236	-	-
Cash acquired on acquisition of Complexity (Note 4(c))	538,385	-	-
Acquisiton of Cut & Sew shares (Note 4(d))	(3,000,000)	-	-
Cash acquired on acquisition of Cut & Sew (Note 4(d))	396,251	-	-
Equipment purchase (Note 6)	(111,757)	-	-
Non-current assets held for sale (Note 11)	(16,636)	-	-

Net cash flow from investing activities	(1,677,521)	(2,011,948)	-

Effect of exchange rate changes on cash	118,512	878	-
CHANGE IN CASH	6,981,907	338,543	322,143
CASH, beginning of the period	660,686	322,143	-
CASH, end of the period	$7,642,593	$660,686	$322,143

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the “Company” or “GameSquare”) was incorporated under the Ontario Business Corporations Act on June 01, 2009. The Company is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada. GameSquare changed its name from Magnolia Colombia Ltd. on September 30, 2020.

GameSquare is focused on the high growth esports market. The Company bridges the gap between global brands and the large gaming and esports communities. GameSquare does this by signing top-tier talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse acquisition with GameSquare (Ontario) Inc., which acquired all the outstanding shares of Code Red Esports Ltd. (“Code Red”) at the same day. On December 1, 2020, the Company completed the amalgamation with GameSquare (Ontario) Inc. On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. (“Reciprocity”), which owns 100% of common shares of GCN Inc. (“GCN”), 100% of common shares of GameSquare Esports (USA) Inc. and 40% of the common shares of Biblos Gaming S.A. de C.V. (“Biblos”). On June 30, 2021, the Company acquired all the outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) (“Complexity”). On July 27, 2021, the Company acquired 100% of the outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”). The Company is traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF”.

These consolidated financial statements include the accounts of the Company and its subsidiaries listed in the following table:

On May 3, 2021, Stetson Oil & Gas Corporation was dissolved. On December 1, 2021, the Company and Reciprocity were amalgamated.

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the consolidated financial statements. Such adjustments could be material.

As at December 31, 2021, the Company had working capital of $8,582,601 (November 30, 2020 - $264,309). The Company’s continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved these consolidated financial statements on April 28, 2022.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries listed in the table above (see Notes 1 and 4).

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

The acquisition method of accounting is used to account for acquisitions of subsidiaries that meet the definition of a business under IFRS 3. All intercompany balances and transactions are eliminated on consolidation. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the consolidated statement of loss.

Functional and presentation currency and translation

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent company, its Canadian subsidiary, GameSquare (Ontario) and its U.S. subsidiary, Stetson Oil & Gas Corporation. The functional currency of its U.S. subsidiaries, GameSquare Exports (USA) Inc., GCN, Complexity and Cut+Sew, is the U.S. dollar. The functional currency of its Mexican subsidiary, Biblos, is the Mexican Peso. The functional currency of its UK subsidiary, Code Red, is the United Kingdom pound sterling (“GBP”).

Transactions in foreign currencies are translated to the respective functional currency of each subsidiary at exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary items which are measured using historical cost in a foreign currency are translated to functional currency using the exchange rate at the reporting date. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations in currencies other than the presentation currency are translated from their functional currencies into Canadian dollars on consolidation. Assets and liabilities are translated into US dollars at the exchange rate in effect at the balance sheet date. Share capital, equity reserves, shares to be (cancelled) issued, accumulated other comprehensive income, and accumulated deficit are translated into Canadian dollars at historical exchange rates. Revenues and expenses are translated into Canadian dollars at the average exchange rate for the year. Foreign currency translation adjustment is included in other comprehensive income.

On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to profit or loss and recognized as part of the gain or loss on disposal.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company generates revenue from consulting services, influencer marketing and promotion fees, broadcast talent management services, and other services. The Company recognizes serves revenue over a period of time as performance obligations are completed. In some instances, cash is received before the Company has satisfied the performance obligations and this amount is recorded as deferred revenue.

Talent representation service revenues

Talent representation service revenue is recorded on completion of the event in which the talent management service has been provided.

Influencer promotional fees

Influencer marketing and promotional fees are recognized over the period during which the services are performed. Revenue and income from custom service contracts are determined on the percentage of completion method, based on the ratio of contract time passed in the reporting period over estimated total length of the contract.

Consulting fees and other revenues

Consulting fees and other revenues are recognized when the services have been performed.

Accounting for Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of fair values of the assets transferred, liabilities assumed by the Company, liabilities incurred and equity instruments issued in exchange for control of the acquiree at the  by the Company to former owners of the acquiree in exchange for control of the acquiree acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. At the acquisition date, the identifiable assets acquired, liabilities and contingent liabilities assumed are recognized at their fair values, except for deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12 Income tax and IAS 19 Employee Benefits respectively. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the statement of loss as a bargain purchase gain. Acquisition related costs are recognized in net income (loss) as incurred.

Contingent consideration, if any, is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates with the corresponding gain or loss being recognized in profit or loss.

Equipment

Equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment, if any. Depreciation is calculated using the straight-line method based on the following estimated useful lives:

Equipment	3 to 5 years
Leasehold improvements	term of the lease

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets consist mainly of customer relationships and brand names. Customer relationships and brand names acquired through business combinations are initially recorded at their estimated fair value based on the present value of expected future cash flows.

The Company amortizes its intangible assets on a straight-line basis over the following estimated useful lives:

Customer relationships	3 to 5 years
Brand names	3 to 5 years

consideration for the acquisition

Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

The Company is required to, at least annually, perform impairment assessment of goodwill. To perform impairment assessments, the goodwill are allocated to the cash generating units (“CGUs”). An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount of each CGU is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting earning margins, earning multiples, growth rates and discount rates in estimating and discounting future cashflows. As a result of the assessment, management recognized goodwill impairment of $2,258,109 during the thirteen months ended December 31, 2021 (Note 4 and Note 7). No impairment losses were recognized during the year ended November 30, 2020.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The fair value of options is determined using the Black-Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to contributed surplus.

Financial instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVTOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

Subsequent measurement - Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. Financial assets are adjusted for any expected credit losses. The Company’s cash and amounts receivable are classified as financial assets at amortized cost.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - Financial assets at FVTPL

Financial assets measured at FVTPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVTPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company’s other investments are classified as financial assets at FVTPL.

Subsequent measurement - Financial assets at FVTOCI

Financial assets measured at FVTOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVTOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVTOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, amounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement - Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company’s financial liabilities at amortized cost include accounts payable and accrued liabilities, long term loan and deferred consideration on acquisition of Code Red.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Purchases and sales of investments are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Privately-held investments

Securities in privately-held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. The Company had previously classified its investment in Irati at Level 3. As at December 31, 2021, its investment in Irati is included in assets held for sale. See Note 11.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity. Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Government grants

Government grants are recognized as income when the Company qualifies for such grants and where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in net loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

New accounting standards

Effective December 1, 2020, the Company adopted the following new accounting standard.

IAS 1 - Presentation of Financial Statements (“IAS 1”) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. This new standard did not have any material impact on the Company’s condensed interim consolidated financial statements.

Accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting pronouncements not yet adopted (continued)

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 - Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 - rather than the definition in the Conceptual Framework - to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 16 - Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies regarding certain types of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Estimates and underlying assumptions are based on historical experience and are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements:

Impairment of non-financial assets

In the determination of impairment charges, management looks at recoverable amount, which is the higher of value-in-use or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. The estimate of the value-in-use of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows, and the discount rate. The estimate and their individual assumptions require that management make a decision based on the available information and market condition at each reporting period. These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in the recoverable value of the Company’s equipment, intangible assets, and goodwill.

Estimated useful life of equipment and intangible assets

Management estimates the useful lives of equipment and intangibles based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of equipment and intangibles for any period are affected by these estimated useful lives. The estimates are reviewed at each reporting date and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence, industry trends and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s equipment in the future.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Principal versus agent

The Company is required to make judgments with respect to its relationships with its consultants. Based on the terms of the arrangements, the Company determines whether it acts as the principal or an agent for the services provided to its customers. The key elements to determine if the Company acts as a principal or an agent are whether it has primarily responsible to fulfill the promise to deliver the services, whether it has inventory risk and has discretion in establishing the sales prices for the services.

Revenue recognition

In its determination of the amount and timing of revenue to be recognized, management relies on assumptions and estimates supporting its revenue recognition policy. Estimates of the percentage of completion for applicable customer projects are based upon current actual and forecasted information and contractual terms.

Expected credit losses

Determining an allowance for ECLs requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments at the date at which they are vested. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk-free interest rates, volatility and dividend yield and making assumptions about them.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Functional currency

The Company operates in multiple jurisdictions. Judgment from management is applied in order to determine the functional currency of each entity.

Business combinations

For business combinations, the Company must make assumptions and estimates to determine the fair value of net assets being acquired. To do so, the Company must determine the acquisition date fair value of the identifiable assets acquired, including such intangible assets as technology and liabilities assumed. Among other things, the determination of these fair market values involves the use of discounted cash flow analyses and future sales growth. Goodwill is measured as the excess of the fair value of the consideration transferred measured at the acquisition date. These assumptions and estimates have an impact on the asset and liability amounts recorded in the consolidated statement of financial position on the acquisition date. In addition, the estimated useful lives of the acquired amortizable assets, the identification of intangible assets and the determination of the indefinite or finite useful lives of intangible assets acquired will have an impact on the Company’s future profit or loss.

Provisions and contingencies

Going concern - see Note 1.

The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. See Note 23.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

4. ACQUISITIONS

a) Acquisition of Code Red

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red. Code Red is a private company incorporated in England and Wales that operates an esports agency representing on screen talent, influencers and players in Europe and throughout the world. GameSquare is focused on the esports market and has been seeking to acquire additional assets and entities serving the esports market and more broadly in sports and entertainment. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Code Red, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, amounts receivable, prepaid expenses, equipment and intangibles (customer relationships and brand name). The liabilities assumed consisted of accounts and taxes payable, deferred tax liability and deferred revenue.

As consideration for the acquisition, the Company paid $2,490,000 in cash and issued 9,300,000 shares of its common stock with an estimated fair value of $1,735,473 based on the value allocated to common shares issued in the October 2, 2020 private placement. The cash deferred portion of $185,000 is due on, or before, December 31, 2021. In addition, the Company owes bonuses of $150,000 to consultants of the Company, related to the closing of the acquisition, included in deferred consideration in the consolidated statements of financial position.

The following table summarizes the consideration for the acquisition:

Cash	$2,490,000
Cash deferred portion	185,000
Fair value of shares issued	1,735,473
$4,410,473

The following table summarizes the accounting estimates of the acquisition with a purchase price of $4,410,473:

Cash	$251,839
Amounts receivable	474,201
Prepaid	17,589
Fixed assets	1,411
Customer relationships	1,644,000
Brand name	799,000
Accounts payable and accruals	(374,797)
Taxes payable	(9,152)
Deferred tax liability	(464,000)
Deferred revenue	(187,727)
2,152,364

Goodwill	$2,258,109

Preliminary accounting estimate of net assets acquired	$4,410,473

Revenues and net profit during the thirteen months ended December 31, 2021 from Code Red were $5,707,071 and $70,184, respectively (year ended November 30, 2020, $488,774 and net loss of $7,223).

During the thirteen months ended December 31, 2021, the Company recognized an impairment of goodwill $2,258,109 based on the estimated the recoverable amount (Note 2 and Note 7).

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

4. ACQUISITIONS (continued)

b) Acquisition of Reciprocity

On March 16, 2021, the Company acquired 100% of the outstanding shares of Reciprocity, a privately held gaming and esports company. Reciprocity owned 100% of GameSquare Esports USA Inc. (formerly Reciprocity Corp of Nevada, Inc.) and GCN Inc. In addition, Reciprocity held a 40% interest in Biblos Gaming S.A. de C.V. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination.

As consideration for the acquisition, the Company issued 43,749,996 of its common shares with an estimated fair value of $7,345,478 to certain shareholders of Reciprocity and 3,000,000 options of the Company with an estimated fair value of $415,208 to option-holders of Reciprocity. The consideration shares are subject to a 12-month lock-up period, a third of which will be released every four months following the closing date of March 16, 2021.

Certain Reciprocity shareholders will also be entitled to receive (i) 5.255 million common shares of the Company if the Reciprocity business generates a minimum of USD$5 million of revenue and USD$1 million of net earnings before interest, taxes, and depreciation and amortization (“EBITDA”) within 12 months of the acquisition date of March 16, 2021 (the “Acquisition Date”) and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of USD$7 million of revenue and USD$1.4 million of EBITDA. In addition, the Company has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per share if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date and (ii) up to 3,725,000 common shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date. The estimated fair value of the contingent consideration at the date of acquisition was $nil due to the uncertainty of future performance target.

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued	$7,345,478
Estimated fair value of options issued	415,208

$7,760,686

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $7,760,686:

Cash	$516,236
Amounts receivable	263,363
Prepaids	9,993
Equipment	11,862
Accounts payable and accrued liabilities	(985,290)
Loan payable	(996,400)

(1,180,236)

Excess of purchase price over fair value of assets acquired (expensed)	8,940,922

$7,760,686

Revenues and net loss during the thirteen months ended December 31, 2021 were $2,451,286 and $1,452,850, respectively. On December 1, 2021, the Company and Reciprocity were amalgamated.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

4. ACQUISITIONS (continued)

c) Acquisition of Complexity

On June 30, 2021, the Company acquired 100% of the issued and outstanding shares of Complexity, an esports organization in Texas USA. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction was accounted as a business combination. As total purchase consideration for the acquisition, the Company issued 83,328,750 common shares of the Company with an estimated fair value of $10,035,546 to former shareholders of Complexity. The shares are subject to a 180-day trading hold post the closing date of June 30, 2021.

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued	$18,535,546
Share consideration received	(8,500,000)

$10,035,546

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $10,035,546:

Cash	$538,385
Amounts receivable	112,319
Other current assets	878,103
Fixed assets	4,704,833
ROU asset	3,656,573
Brand name	5,260,635
Accounts payable and accrued liabilities	(603,901)
Lease Liability	(3,889,875)
Loans	(621,526)

$10,035,546

d)       Acquisition of Cut+Sew

On July 27, 2021, the Company acquired 100% of the issued and outstanding shares of Cut+Sew, a privately held marketing agency operating in the sports and esports industries. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction is a business combination.

As consideration for the acquisition, the Company paid $3,000,000 in cash and issued 2 million of its common shares with an estimated fair value of $240,866. The shares are subject to a six month trading hold following the closing date of July 27, 2021.

Additionally, certain members of Cut+Sew became entitled to receive (i) up to $1,250,000 paid in common shares of the Company and up to $150,000 paid in cash if Cut+Sew generates up to US$1.0 million of EBITDA in the 12 months following the closing date of July 27, 2021 of the acquisition, and (ii) up to $2,210,000 paid in common shares of the Company and up to $240,000 paid in cash if Cut+Sew generates EBITDA of up to US$1.5 million in the period of 12 to 24 months following the cClosing  date of July 27, 2021, for a maximum contingent consideration of up to $7.85 million paid in cash and common shares. The estimated fair value of the contingent consideration at the date of acquisition was $66,238.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

4. ACQUISITIONS (continued)

d) Acquisition of Cut+Sew

The following table summarizes the consideration for the acquisition:

Cash	$3,000,000
Estimated fair value of shares issued	240,866
Contingent consideration - shares	66,238

$3,307,104

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $3,307,104:

Cash	$396,251
Amounts receivable	188,258
Prepaid expenses	5,795
Other current assets	11,320
Customer relationships	1,421,461
Brand name	1,602,924
Accounts payable and accrued liabilities	(255,881)
Deferred revenue	(63,024)

$3,307,104

5. AMOUNTS RECEIVABLE

Amounts receivable balances as at December 31, 2021 and November 30, 2020 consist of:

	December 31, 2021	November 30, 2020
Trade receivables	$3,863,965	$347,269
HST receivable	36,880	34,480
Other receivables	10,793	-

Balance, end of period	$3,911,638	$381,749

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

6. EQUIPMENT

	Equipment	Leasehold improvements	Total

Cost:

Balance, December 1, 2020	$1,419	$-	$1,419
Acquisition of Reciprocity	11,861	-	11,861
Acquisition of Complexity	174,058	4,530,775	4,704,833
Additions	111,757	-	111,757
Transfer to assets available for sale	(803)	-	(803)
Effect of foreign exchange	4,697	103,820	108,517

Balance, December 31, 2021	$302,989	$4,634,595	$4,937,584

Depreciation:

Balance, December 1, 2020	$-	$-	$-
Depreciation charge for the period	34,589	300,562	335,151
Effect of foreign exchange	192	1,837	2,029

Balance, December 31, 2021	$34,781	$302,399	$337,180

Net book value:
Balance, December 31, 2021	$268,208	$4,332,196	$4,600,404
Balance, December 1, 2020	$1,419	$-	$1,419

Cost:

Balance, December 1, 2019	$-	$-	$-
Acquisition of Code Red	1,411	-	1,411
Effect of foreign exchange	8	-	8

Balance, November 30, 2020	$1,419	$-	$1,419

Net book value:
Balance, November 30, 2020	$1,419	$-	$1,419
Balance, December 1, 2019	$-	$-	$-

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

7. INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of December 31, 2021 are as follows:

	Customer relationships	Brand name	Total

Balance, December 1, 2019	$-	$-	$-
Acquisition of Code Red	1,644,000	799,000	2,443,000
Amortization	(54,800)	(26,633)	(81,433)

Balance, November 30, 2020	$1,589,200	$772,367	$2,361,567

Acquisition of Complexity	-	5,260,635	5,260,635
Acquisition of Cut & Sew	1,421,461	1,602,924	3,024,385
Amortization	(474,655)	(832,757)	(1,307,412)

Balance, December 31, 2021	$2,536,006	$6,803,169	$9,339,175

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red (see Note 4(a)). The intangible assets acquired consisted of customer relationships and the Code Red brand name. On June 30, 2021, the Company acquired all the outstanding shares of Complexity. The intangible assets acquired consisted of the Complexity brand name and its ties to the Dallas Cowboys. On July 27, 2021, the Company acquired all the issued and outstanding shares of Cut+Sew. The intangible assets acquired consisted of the Cut+Sew brand name and customer relationships.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 1, 2019	$-
Acquisition of Code Red	2,258,109

Balance, November 30, 2020	$2,258,109

Impairment of goodwill	(2,258,109)

Balance, December 31, 2021	$-

During the year ended December 31, 2021, the Company recognized an impairment of its goodwill based on the estimated fair value of the recoverable amount.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

8. DEPOSITS AND RECLAMATION PROVISION

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the reclamation provision associated with the retirement of formerly owned oil and gas exploration properties (both operated and non-operated) in Alberta, Canada and North Dakota, USA:

Alberta

Balance, reclamation provisions, December 1, 2019	-
Acquisition of GameSquare/RTO	317,625
Change in estimates	6,308
Balance, reclamation provision, December 31, 2021 and November 30, 2020	$323,933

As at December 31, 2021, the Company had reclamation deposits of $340,443 held by the Alberta Energy Regulator (“AER”). On March 17, 2021, the Company received a notice of release on a Letter of Credit related to oil and gas mining leases in North Dakota. Management had previously considered the Letter of Credit uncollectible. As a result, the Company has recorded a recovery of $97,323 included in the consolidated statements of loss and comprehensive loss related to the change in provision for the reclamation deposit.

The reclamation provision represents the present value of estimated costs for required future decommissioning and other site restoration activities in Alberta. The total future reclamation provision is estimated based on the Company’s net ownership interest in all wells and facilities and the estimated costs to abandon and reclaim these wells and facilities.

The Company is not in compliance with all the regulations imposed by the AER. As long as the Company is not in compliance with the AER regulations, it may not drill or operate any oil and gas assets within the Province of Alberta. The Company is aware that the Alberta Orphan Well Fund has commenced reclamation activities at several the Company’s former oil and gas exploration sites. The Company has not received any demand letters from the Orphan Well Fund requesting reimbursement for reclamation costs.

9. CASH FLOWS SUPPLEMENTAL INFORMATION

($ Canadian)	Thirteen months ended December 31, 2021	Year ended November 30, 2020
SUPPLEMENTAL INFORMATION:
Value of shares issued on acquisition of Reciprocity	$7,345,478	$-
Value of options issued on acquisition of Reciprocity	415,208	-
Value of shares issued on acquisiton of Cut & Sew	240,866	-
Value of shares issued on acquistion of Complexity	10,035,546	-
Value of shares issued on reverse acquisiton of GameSquare (Note 25)	-	1,865,356
Value of options issued on reverse acquisition of GameSquare (Note 25)	-	16,030
Value of shares issued on acquistion of Code Red ( Note 4(a))	-	1,735,473
Cash deferred on acquisition of Code Red (Note 4(a))	-	185,000
Value of broker warrants issued (Note 17)	204,006	26,640
Interest paid	17,932	-

	-	-
	0

10. OTHER ASSETS

Other assets consist of acquisition costs of players and security deposits. Acquisition costs of players are amortized on a straight-line basis over the players’ contract terms.

11. ASSETS AND LIABILITIES HELD FOR SALE

(a) Biblos

Subsequent to December 31, 2021, the Company entered into an agreement to sell it’s 40% share of Biblos for US$125,000.

The assets and liabilities related to Biblos have been included in assets and liabilities held for sale in the consolidated statements of financial position as at December 31, 2021. The assets and liabilities associated with Biblos are comprised of the following:

Cash	$16,636
Amounts receivable	172,030
Prepaid expenses and deposits	10,254
Equipment	803
Total assets	$199,723

Accounts payable and accrued liabilities	$162,823
Total liabilities	$162,823

Net carrying amount	$36,900

(b) Irati Energy Corporation (“Irati”)

Irati is a private company primarily focused on the development of its northern oilshale block located in Brazil.

On April 14, 2022, the Company entered into an agreement to sell its investment in Irati (See Note 26). The Company currently holds 1,252,710 Irati common shares valued at $0.05 per share.

12. INCOME TAXES

a) Provision for income taxes:

Major items causing the Company’s effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2020 - 26.5%) were as follows:

	2021	2020
	$	$
(Loss) before income taxes	(26,655,165)	(3,574,805)

Expected income tax (recovery) based on statutory rate	(7,064,000)	(947,000)
Adjustment to expected income tax benefit:
Change in benefit of tax assets not recognized	6,965,146	945,303
Income tax (recovery)	(98,854)	(1,697)

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

12. INCOME TAXES (continued)

b) Deferred Income Taxes

Deferred income tax liabilities have been recognized in respect of the following:

	2021	2020
	$	$
Intangibles	347,958	464,000

Total	347,958	464,000

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits. Certain tax pools and balances may be restricted given the change in business.

	2021	2020
	$	$
Non-capital loss carry-forwards	6,678,000	1,298,000

Total	6,678,000	1,298,000

The non-capital losses for Canadian income tax purposes of approximately $3,552,000 (2020 - $1,298,000) as at December 31, 2021, expire in 2041. The Company also has non-capital losses for foreign income tax purposes of approximately $3,126,000 as at December 31, 2021.

13. LOAN PAYABLE

The Company’s loan payable bore an interest rate of 20% per annum and had a maturity date of February 13, 2021 which is one year from the date of issuance. On May 18, 2021, the loan was amended to reduce the interest rate to 10% per annum and extend the maturity date to March 31, 2022. During the thirteen months ending December 31, 2021, the Company accrued an interest expense of $31,177 and repaid principal and interest of $562,831. As at December 31, 2021, the principal and accrued interest were carried at $152,305.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

14. LEASE

On June 30, 2021, the Company acquired Complexity (see Note 4(c)). Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expired in April 2029. The lease had a carrying amount of $3,656,573 at the date of acquisition of Complexity. The amortization charge during the period was $237,297.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the thirteen months ended December 31, 2021, the Company recognized $158,637 in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the thirteen months ended December 31, 2021 is as follows:

December 31, 2021

Balance, beginning of period	$-
Acquisiton of Complexity	3,889,875
Cash outflows	(333,140)
Finance costs	158,637
Other comprehensive income due to foreign currency adjustment	88,068

$3,803,440
December 31, 2021

Lease Liability - current	$382,057
Lease Liability - non-current	3,421,383

$3,803,440

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

15. CAPITAL STOCK

a) Authorized

Unlimited common shares without par value

b) Common shares

	Number of common shares	Amount

Balance as of November 30, 2019	20,000,000	$513,735

Shares issued on reverse take-over	9,996,011	1,865,356
Shares issued on acquisition of Code Red	9,300,000	1,735,473
Private placement	12,632,900	2,357,404
Share issue costs	-	(131,640)

Balance as of November 30, 2020	51,928,911	$6,340,328

Shares issued on acquisition of Reciprocity (Note 4(b))	43,749,996	7,345,478
Shares issued on acquisition of NextGen (Note 4(c))	83,328,750	10,035,546
Shares issued on acquisition of Cut&Sew (Note 4(d))	2,000,000	240,866
Private placements	61,581,477	23,091,436
Share issue costs	-	(2,130,286)
Options exercised	312,766	150,045
RSUs exercised	1,000,000	395,000
Warrants exercised	480,000	222,443

Balance as of December 31, 2021	244,381,900	$45,690,856

On October 2, 2020, the Company completed a reverse take-over transaction (see Note 25) and issued 9,996,011 common shares valued at $1,865,356 based on the price of the concurrent financing. In addition, options to purchase an aggregate of 223,276 common shares, valued at $16,030, were issued as replacement options for GameSquare options outstanding immediately prior to the transaction. The purchase price was allocated $63,846 to the assets and liabilities assumed (Note 25) with the remaining $1,817,540 recorded as transaction costs in the consolidated statements of loss.

In connection with the reverse takeover transaction detailed in Note 25, on October 2, 2020, the Company closed a financing of 12,032,900 units at a purchase price of $0.25 per unit for aggregate gross proceeds of $3,008,225. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. In connection with the financing, the Company paid finder’s fees comprised of (i) $105,000 in cash and (ii) 420,000 broker warrants. The broker warrants will be exercisable for a period of two years from the date of issuance at a price of $0.40 per common share. See Note 17. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

Following the completion of the reverse take-over transaction, on October 2, 2020, the Company completed the acquisition of Code Red by issuing 9,300,000 shares of the Company at an estimated fair value of $1,735,473 based on the value of the concurrent private placement.

On November 17, 2020, the Company closed a non-brokered private placement financing issuing 600,000 units of the Company at a price of $0.25 per unit for gross proceeds of $150,000. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. See Note 17. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

15. CAPITAL STOCK (continued)

b) Common shares (continued)

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per Unit for gross proceeds of $1,000,220 (the “Offering”). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share at an exercise price of $0.60 for a period of 36 months from issuance. In connection with the financing, the Company paid finder’s fees of $1,470 and issued 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of $0.60 per Common Share for a period of 36 months following issuance. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 17.

On March 4, 2021, the Company closed a bought deal private placement financing and upsize led by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the “Underwriters”) issuing 16,700,000 units of the Company for gross proceeds of $7,014,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.60 for a period of 36 months from the closing date of the offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than $1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters received fees of $500,000, a cash commission of $490,980 and 1,169,000 warrants of the Company (the “Broker Warrants”), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of the Company. Each Unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of the Company at an exercise price of $0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, the Company incurred legal and other expenses totaling $159,995 in connection with the Offering.

On March 24, 2021, 212,766 options with exercise prices of $0.47 were exercised for gross proceeds of $100,000.

On July 6, 2021, 1,000,000 shares were issued on the exercise of RSUs (see Note 16(b).

On July 22, 2021, the Company closed a bought deal private placement offering led by Canaccord Genuity Corp. acted as lead underwriter on behalf of a syndicate of underwriters, issuing 21,250,000 units of the Company at a price of $0.40 per unit for gross proceeds of $8.5 million. Each Unit consists of one common share of the Company and one half of one purchase warrant. Each Warrant is exercisable for one common share at an exercise price of $0.60 per common share for a period of 24 months from the closing date of the offering, subject to the Warrant Acceleration Right (as defined below). If, at any time following the closing of the offering, the daily volume weighted average trading price of the common shares on the Canadian Securities Exchange is greater than $1.00 per common share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of such written notice and press release (the “Warrant Acceleration Right”).

On July 22, 2021, the Company also closed a concurrent non-brokered private placement whereby the Jones family and the Goff family subscribed for an additional 21,250,000 units of the Company for gross proceeds of $8.5 million on the same terms as those in the bought deal private placement offering.

As consideration for the services rendered by the Underwriters in connection with the Offering, the Company has (i) paid the Underwriters a cash commission of $595,000, and (ii) issued an aggregate of 1,487,500 broker warrants. Each broker warrant is exercisable into that number of Units at an exercise price of $0.40 for a period of 36 months from the closing date. In addition, the Company incurred legal and other expenses totaling $178,835 in connection with the Offering.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

16. SHARE BASED PAYMENTS

a) Options

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan (the “Option Plan”) will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of $0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at December 31, 2021 and November 30, 2020 and changes during the periods then ended.

	Number of stock options	Weighted average exercise price
Balance, November 30, 2019	100,000	$0.05

Issued on acquisition of GameSquare	223,275	0.60
Cancelled	(137,931)	0.61
Granted	2,000,000	0.48

Balance, November 30, 2020	2,185,344	$0.46

Granted	14,509,241	0.45
Issued on acquisition of Reciprocity	3,000,000	0.40
Exercised	(312,766)	0.34

Balance as of December 31, 2021	19,381,819	$0.45

Information relating to share options outstanding as at December 31, 2021 is as follows:

Exercise price	Options outstanding	Options exercisable	Expiry date	Weighted average grant date fair value vested	Weighted average remaining life in years
$0.40	3,000,000	3,000,000	Thursday, March 16, 2023	415,208	1.21
$0.61	50,861	50,861	Sunday, October 1, 2023	3,566	1.75
$0.58	34,483	34,483	Thursday, March 14, 2024	2,793	2.20
$0.41	350,000	175,000	Sunday, April 28, 2024	47,235	2.33
$0.48	2,000,000	2,000,000	Tuesday, November 25, 2025	709,953	3.90
$0.44	2,000,000	750,000	Thursday, January 22, 2026	285,313	4.06
$0.50	500,000	375,000	Tuesday, February 24, 2026	106,226	4.15
$0.47	550,000	237,500	Monday, March 2, 2026	89,937	4.17
$0.44	1,000,000	750,000	Monday, March 16, 2026	183,553	4.21
$0.41	100,000	50,000	Thursday, April 9, 2026	16,324	4.27
$0.47	1,100,000	300,000	Tuesday, April 28, 2026	113,379	4.33
$0.51	2,300,000	2,300,000	Sunday, July 5, 2026	483,893	4.51
$0.44	6,396,475	561,787	Monday, September 21, 2026	388,428	4.73
Total	19,381,819	10,584,631		$2,845,808	3.86

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

16. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On October 2, 2020, the Company completed a reverse take-over transaction (Note 25) and issued 223,275 replacement options for GameSquare (formerly Magnolia Columbia Ltd.) options outstanding immediately prior to the transaction. The fair market value of the options of $16,030 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.187 based on the fair value allocated to the shares in the concurrent private placement financing completed on October 2, 2020, risk free rate of 0.25%, expected volatility of 100%, based on the historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

On October 13, 2020, 137,931 options with a weighted average exercise price of $0.61 expired, unexercised.

On November 25, 2020, the Company granted 2,000,000 options directors, officers and consultants of the Company. The options vested immediately, have an exercise price of $0.48 and expire on November 25, 2025. The fair market value of the options of $709,953 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.48 based on the closing price of the Company’s shares on November 24, 2020, risk free rate of 0.45%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%.

On January 22, 2021, the Company granted 2,000,000 options to the Chief Executive Officer of the Company. The options vest in equal quarterly instalments over a two-year period. Each option is exercisable at a price of $0.44 per common share and expire January 22, 2026. The fair market value of the options of $360,627 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.44 based on the closing price of the Company’s shares on January 21, 2021, risk free rate of 0.44%, expected volatility of 52.7%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $285,313 in share-based compensation related to the vesting of these options.

On February 24, 2021, the Company granted 500,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.50 per common share and expire February 19, 2026. The fair market value of the options of $110,384 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.50 based on the closing price of the Company’s shares on February 23, 2021, risk free rate of 0.73%, expected volatility of 52.9%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $106,226 in share-based compensation related to the vesting of these options.

On March 2, 2021, the Company granted 550,000 options to consultants of the Company. 50,000 of the options vest immediately and 500,000 vest in quarterly installments over two years. Each option is exercisable at a price of $0.47 per common share and expire March 2, 2026. The fair market value of the options of $117,368 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.47 based on the closing price of the Company’s shares on March 1, 2021, risk free rate of 0.78%, expected volatility of 52.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $89,937 in share-based compensation related to the vesting of these options.

On March 16, 2021, the Company completed the acquisition of Reciprocity (Note 4(b)) and issued 3,000,000 replacement options for Reciprocity options outstanding immediately prior to the transaction. The options are exercisable for one common share of the Company at an exercise price of $0.40 per common share for period of two years from the date of grant. The fair market value of the options of $415,208 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 0.31%, expected volatility of 50.1%, based on the historical volatility of comparable companies, an estimated life of 2 years and an expected dividend yield of 0%.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

16. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On March 16, 2021, the Company granted 1,000,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.44 per common share and expire March 16, 2026. The fair market value of the options of $193,493 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.44 based on the closing price of the Company’s shares on March 15, 2021, risk free rate of 1.03%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $183,553 in share-based compensation related to the vesting of these options.

On March 18, 2021, the Company granted 212,766 options to consultants of the Company. The options vest immediately. Each option is exercisable at a price of $0.47 per common share and expire March 18, 2026. The fair market value of the options of $42,405 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.46 based on the closing price of the Company’s shares on March 16, 2021, risk free rate of 1.01%, expected volatility of 50.1%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $42,405 in share-based compensation related to the vesting of these options.

On April 9, 2021, the Company granted 100,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.43 per common share and expire April 8, 2026. The fair market value of the options of $17,666 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.43 based on the closing price of the Company’s shares on April 8, 2021, risk free rate of 0.95%, expected volatility of 46.5%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $16,324 in share-based compensation related to the vesting of these options.

On April 28, 2021, the Company granted 1,100,000 options to consultants of the Company. 1,000,000 of the options vest in quarterly installments over two years and 100,000 vest in quarterly installments over one year. Each option is exercisable at a price of $0.47 per common share and expire April 28, 2026. The fair market value of the options of $166,107 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.93%, expected volatility of 46.3%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $113,379 in share-based compensation related to the vesting of these options.

On April 28, 2021, the Company granted 350,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.47 per common share and expire April 28, 2024. The fair market value of the options of $52,853 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.40 based on the closing price of the Company’s shares on April 27, 2021, risk free rate of 0.48%, expected volatility of 46.3%, an estimated life of 3 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $47,235 in share-based compensation related to the vesting of these options.

On July 5, 2021, the Company granted 2,300,000 options to a consultant of the Company. Half of the of the options vested immediately and half of the options vest in equal monthly tranches over a six month period commencing July 30, 2021. Each option is exercisable at a price of $0.51 per common share and expire July 5, 2026. The fair market value of the options of $483,893 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.51 based on the closing price of the Company’s shares on July 5, 2021, risk free rate of 0.99%, expected volatility of 46.6%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $483,893 in share-based compensation related to the vesting of these options.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

16. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On September 20, 2021, the Company granted 6,396,475 options to officers, directors and consultants of the Company. 200,000 of the options vest in two equal installments on March 13, 2022 and September 13, 2022, 450,000 of the options vest on March 13, 2022, 100,000 of the options vest on September 13, 2022, 145,000 options vest on December 31, 2021, 500,000 of the options vest in four equal instalments of 125,000 every six months starting on March 13, 2022 and 5,001,475 of the options vest in 35 monthly instalments of 138,929 starting on October 20, 2021 and the remaining 138,960 vesting on September 20, 2024. Each option is exercisable at a price of $0.435 per common share and expire September 21, 2026. The fair market value of the options of $1,138,100 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.435 based on the closing price of the Company’s shares on September 17, 2021, risk free rate of 0.85%, expected volatility of 46.4%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the thirteen months ended December 31, 2021, the Company expensed $388,428 in share-based compensation related to the vesting of these options.

b) Restricted share units (“RSU”)

On June 4, 2021, the Company adopted a restricted share unit (“RSU”) plan (the “RSU Plan”). The Plan provides for the grant of RSUs to employees, officers or directors of the Company and allows the Company the ability to issue on common share from treasury for each RSU held on the vesting date as determined by the board on the date of grant. The aggregate number of shares that may be issuable pursuant to RSUs granted under the Company’s RSU Plan together with the Option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The number of shares to be reserved for issue under the RSU Plan together with shares reserved for issuance under the Option Plan to any one person within a twelve-month period may not exceed 5% of the number of shares issued and outstanding.

On June 4, 2021, the Company granted 2,000,000 RSUs to the Company’s Chief Executive Officer. 1,000,000 of the RSUs vest immediately and 1,000,000 of the RSUs vest 12 months following the date of grant. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the thirteen months ended December 31, 2021, the Company recognized an expense of $603,863. On July 6, 2021, 1,000,000 of the RSUs were exercised for 1, 000,000 common shares of the Company.

On July 26, 2021, the Company granted 1,575,000 RSUs to key management of Complexity. Half of the RSUs vest on June 30, 2022 and half vest on June 30, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the thirteen months ended December 31, 2021, the Company recognized an expense of $214,791.

On September 20, 2021, the Company granted 2,667,158 RSUs according to the terms of a talent agreement with a consultant of Complexity. 1,000,000 of the RSUs vested on the date of grant, 1,620,815 of the RSUs vest in thirty five equal installments of 46,309 per month starting on October 20, 2021 and the remaining 46,343 vest on September 20, 2021. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the thirteen months ended December 31, 2021, the Company recognized an expense of $653,732.

As at December 31, 2021, 5,242,158 RSUs were outstanding, of which 1,138,927 were vested.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

17. WARRANTS

The following is a summary of warrants outstanding at December 31, 2021 and November 30, 2020 and changes during the periods then ended.

	Number of warrants	Weighted average exercise prices	Grant date fair value
Balance as of December 1, 2019	-	$-	$-
Private placements	12,632,900	0.40	800,821
Broker warrants issued	420,000	0.40	26,640
Balance, November 30, 2020	13,052,900	$0.40	$827,461
Private placements	30,790,738	0.60	1,922,784
Broker warrants issued	2,823,203	0.49	204,006
Warrants exercised	(480,000)	0.40	(30,443)
Balance, December 31, 2021	46,186,841	$0.54	$2,923,808

In connection with the private placement on October 2, 2020 (Note 15(b)), 12,032,900 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until October 2, 2022. The fair value of the warrants of $762,766, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.25% and an expected life of 2 years. In addition, the Company issued 420,000 broker warrants in connection with the financing. The fair value of the broker warrants of $26,640 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the private placement on November 17, 2020 (Note 15(b)), 600,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until November 17, 2022. The fair value of the warrants of $38,055, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.27% and an expected life of 2 years.

In connection with the private placement on February 19, 2021 (Note 15(b)), 1,190,738 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until February 19, 2024. The fair value of the warrants of $109,470, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.34, expected dividend yield of 0%, expected volatility of 52.8%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.30% and an expected life of 3 years. In addition, the Company issued 166,703 broker warrants in connection with the financing. The fair value of the broker warrants of $13,333 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on March 4, 2021 (Note 15(b)), 8,350,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until March 4, 2024. The fair value of the warrants of $767,257, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.42, expected dividend yield of 0%, expected volatility of 52.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.48% and an expected life of 3 years. In addition, the Company issued 1,169,000 broker warrants in connection with the financing. The fair value of the broker warrants of $93,436 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

17. WARRANTS (continued)

In connection with the bought deal private placement on July 22, 2021 (Note 15(b)), 21,250,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until July 22, 2023. The fair value of the warrants of $1,045,787, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.40, expected dividend yield of 0%, expected volatility of 46.6%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.45% and an expected life of 2 years. In addition, the Company issued 1,487,500 broker warrants with exercise prices of $0.40 in connection with the financing. The fair value of the broker warrants of $97,237 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

At December 31, 2021, outstanding warrants to acquire common shares of the Company were as follows:

Exercise price	Number of warrants	Expiry date	Weighted average remaining life in years
$0.40	11,972,900	Sunday, October 2, 2022	0.75
$0.40	600,000	Thursday, November 17, 2022	0.88
$0.60	1,357,441	Monday, February 19, 2024	2.14
$0.60	9,519,000	Monday, March 4, 2024	2.18
$0.60	21,250,000	Saturday, July 22, 2023	1.56
$0.40	1,487,500	Monday, July 22, 2024	2.56

Total	46,186,841		1.52

18. NON-CONTROLLING INTEREST

On March 16, 2021, the Company acquired all the issued and outstanding common shares of Reciprocity (see Note 4(b)) which holds a 40% interest in Biblos. Subsequent to December 31, 2021, the Company entered into an agreement to sell it’s 40% interest in Biblos (see Note 11).

The following summarizes the changes in non-controlling interest in Biblos for the thirteen months ended December 31, 2021:

Balance, December 1, 2020	$-
Non-controlling interest acquired on acquisiton of Reciprocity	(71,921)
Share of profit for the period	(40,901)

Balance, December 31, 2021	$(112,822)

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

18. NON-CONTROLLING INTEREST

The following summarizes the information relating to Biblos and related non-controlling interest, before any intercompany eliminations:

NCI percentage	60%

Current assets	$198,920
Non-current assets	803
Current liabilities	(388,920)
Translation adjustment	1,162

Net Assets	(188,035)

Carrying amount of NCI	$(112,822)

Loss for the period	$(68,168)
Loss allocated to NCI	(40,901)

Cash flows from operating activities	$9,473
Effect of foreign exchange	494

Net change in cash	$9,967

19. RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Thirteen months ended December 31, 2021	Year ended November 30, 2020
Short term employee benefits	$1,429,187	$339,000
Share-based payments	983,943	319,479
Short term employee benefits	$2,413,130	$658,479

During the thirteen months ended December 31, 2021, the Company granted 2,000,000 options to the Chief Executive Officer and 700,000 options to officers of the Company and recorded $380,080 in share-based compensation related to the vesting of these options (see Note 16(a)). In addition, the Company granted 2,000,000 RSUs to the Chief Executive Officer and recorded $603,863 in share-based compensation related to the vesting of these RSUs (see Note 16(b)).

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

19. RELATED PARTY TRANSACTIONS (continued)

Other related party transactions:

Included in accounts payable and accrued liabilities at December 31, 2021 is $225,978 (November 30, 2020 - $255,807) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

See Note 23.

20. NET LOSS PER SHARE

The number of shares used to calculate the diluted net loss per share for the thirteen months ended December 31, 2021 included the weighted average number of the Company’s common shares outstanding of 156,258,509 (for the year ended November 30, 2020 - 24,995,371), plus nil shares related to the dilutive effect of the conversion of stock options and warrants as they would be anti-dilutive.

21. CAPITAL MANAGEMENT

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the identification and evaluation of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners. The outcome of these activities is uncertain. The Company's capital management objectives, policies and processes have remained unchanged during the thirteen months ended December 31, 2021 and the year ended November 30, 2020.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

22. FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The fair value of the Company’s cash, amounts receivable, accounts payable and accrued liabilities approximate carrying value, due to their short-term nature and in consideration of impairments and allowances recorded.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, interest rate risk, price risk and currency risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and amounts receivable. The carrying amount of amounts receivable represents the maximum credit exposure and reflects management’s assessment of the credit risk associated with these parties. The Company’s cash and deposits are held with major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 21.

The Company has planning, budgeting and forecasting processes to help determine its funding requirements to meet various contractual and other obligations. The Company maintained a cash balance as at December 31, 2021 of $7,642,593 (November 30, 2020 - $660,686) in order to settle current liabilities. Most of the Company’s short-term financial liabilities have contractual maturities of 30 days or less and are subject to normal trade terms. As at December 31, 2021, the Company had accounts payable and accrued liabilities of $2,796,757 (November 30, 2020 - $845,273).

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

22. FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (continued)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company’s cash consists of cash held in bank accounts and fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not generally have a significant impact on their estimated fair values. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a change in interest rates of 1% would increase or decrease net income by approximately $76,426.

(b) Currency risk

Currency risk exposures arise from transactions denominated in a foreign currency and exposure as a result of the Company’s investment in its foreign subsidiary. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company’s functional currency is the Canadian dollar. The Company is affected by currency transaction and translation risk primarily with respect to the GBP and the U.S. dollar (“USD”). Consequently, fluctuations in the Canadian dollar currency against these currencies could have a material impact on the Company’s business, financial condition, and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the thirteen months ended December 31, 2021:

	Average rate	Closing rate
USD	1.2556	1.2678
GBP	1.7243	1.7132

A $0.01 strengthening or weakening of the U.S. dollar against the Canadian dollar at December 31, 2021 would result in an increase or decrease in operating loss of $6,404. A $0.01 strengthening or weakening of the GBP against the Canadian dollar would result in an increase or decrease in other comprehensive income of approximately $23,037. A $0.01 strengthening or weakening of the U.S. dollar against the Canadian dollar would result in an increase or decrease in other comprehensive income of approximately $182,514.

23. CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,761,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $1,093,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in these consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

23. CONTINGENCIES AND COMMITMENTS (continued)

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

Novel Coronavirus

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Government Assistance Loans

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account (“CEBA”) loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $20,000 increasing the loan to $60,000. The loan was interest free until December 31, 2022 and matured on December 31, 2025. If $40,000 loan is repaid by December 31, 2022, the remaining $20,000 will be forgiven. If the loan is not repaid by December 31, 2022, interest at 5% will be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured. On October 8, 2021, the Company repaid $40,000 of the loan and on November 30, 2021, the remaining $20,000 was forgiven. The gain on the loan forgiveness is included in salaries, consulting and management fees in the consolidated statements of loss.

On June 30, 2021, the Company acquired Complexity (see Note 4(c)). Complexity had a Paycheck Protection Program (“PPP”) loan from J.P. Morgan in the amount of $631,906 (USD$501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the consolidated statements of loss.

24. REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having two operating segments under IFRS 8.

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

24. REVENUE AND SEGMENTED INFORMATION (continued)

Thirteen months ended December 31, 2021
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,482,499	-	-	1,482,499
Winning/Player buyout/Other	-	1,258,047	-	265,034	1,523,081
Total Team Revenue	-	2,740,546	-	265,034	3,005,580

Cost of Sales	-	2,647,056	-	241,701	2,888,757
Gross profit	-	93,490	-	23,333	116,823

Influencer / on screen talent representation	5,707,071	-	-	-	5,707,071
Digital media and marketing	-	4,975,238	-	-	4,975,238
Total Agency Revenue	5,707,071	4,975,238	-	-	10,682,309

Cost of sales	4,384,258	1,977,616	-	-	6,361,874
Gross profit	1,322,813	2,997,622	-	-	4,320,435

Non-current assets	1,236,690	16,267,137	340,444	36,900	17,881,171

Year ended November 30, 2020
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Influencer / on screen talent representation	488,774	-	-	-	488,774
Total Agency Revenue	488,774	-	-	-	488,774

Cost of sales	331,228	-	-	-	331,228
Gross profit	157,546	-	-	-	157,546

Non-current assets	4,621,095	-	338,606	-	4,959,701

Substantially all of the Company’s revenues are recognized as services are rendered throughout the term of the contract for the thirteen months ended December 31, 2021.

During the thirteen months ended December 31, 2021, revenues from customers that amounted to more than 5% of the Company’s revenues accounted for the following percentage of the Company’s total revenues and amounts receivable, as follows:

	Thirteen months ended December 31, 2021
	$ of revenues for the period	% of revenues for the period	% of amounts recevable at period end
Customer 1	751,457	5%	1%
Customer 2	629,654	5%	2%
Customer 3	999,757	7%	2%
Customer 4	783,759	6%	4%
Customer 5	812,305	6%	3%
Customer 6	772,895	6%	2%

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

25. REVERSE TAKEOVER TRANSACTION

On October 2, 2020 the Company completed a reverse takeover transaction (“RTO Transaction”). The RTO Transaction was structured as a three-cornered amalgamation, pursuant to which 2631443 Ontario Inc. (“Subco”), a wholly-owned subsidiary of the Company, and GameSquare Inc. amalgamated (the “Amalgamation”) to form a newly amalgamated company (“GameSquare (Ontario)”). Prior to the completion of the Amalgamation, the existing common shares in the capital of the Company (the “GameSquare Shares”) were consolidated on a 5.8 to 1 basis resulting in 9,996,011 GameSquare Shares outstanding post consolidation. Pursuant to the Amalgamation, former holders of common shares of GameSquare Inc. (the “Target Shares”) received one post-consolidation share of the Company for each Target Share held and GameSquare (Ontario) became a wholly-owned subsidiary of the Company.

Immediately following the completion of the Amalgamation, the Company was the parent and the sole shareholder of GameSquare (Ontario). On December 1, 2020, the Company completed the amalgamation of GameSquare (Ontario) and GameSquare. The amalgamated company will carry on the business of GameSquare Inc. under the name “Gamesquare Esports Inc.”

The Common Shares were delisted from the TSX Venture Exchange (“TSX-V”) effective September 30, 2020 and commenced trading on the Canadian Securities Exchange (“CSE”) on Tuesday, October 13, 2020 under the symbol "GSQ".

Pursuant to the RTO Transaction, the fiscal year-end of the Company was changed to November 30, 2020, being the fiscal year end of Gamesquare Inc.

The transaction is assumed to constitute an asset acquisition as GameSquare (formerly Magnolia Columbia Ltd.) did not meet the definition of a business. The assets acquired and liabilities assumed were recorded at their estimated fair values, which are based on management’s estimates.

Purchase price consideration paid:

Purchase Price Consideration Paid
Estimated fair value of shares issued (i)	$1,865,356
Estimated fair value of options issued (ii)	16,030
$1,881,386

GAMESQUARE ESPORTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended December 31, 2021 and the year ended November 30, 2020
(Amounts in Canadian dollars)

25. REVERSE TAKEOVER TRANSACTION (continued)

Net assets acquired (GameSquare at October 2, 2020):

Cash	$226,213
Trade Receivables	37,492
Amounts receivable	181,606
Prepaids	77,320
Reclamation deposits	336,710
Other investments	62,635
Accounts payable and accruals	(342,520)
Loan	(40,000)
Reclamation provision	(317,625)
Common shares to be issued	(157,985)

63,846

Excess of purchase price over fair value	1,817,540
of assets acquired (expensed)
$1,881,386

(i)

The estimated fair value of the shares issued was based on the financing price as completed by GameSquare on October 2, 2020 at $0.25 per unit (allocated 18.7 cents to the common shares and 6.3 cents to the warrants) and considering the exchange ratio of 5.8 to 1.

(ii)

The estimated fair value of 223,275 options issued with a weighted average exercise price of $0.60 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free rate of 0.25%, expected volatility of 100%, based on historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

26. SUBSEQUENT EVENTS

On March 23, 2022, the Company granted 950,000 options to a consultant of the Company with exercise prices of $0.35 per common share and an expiry date of March 23, 2027. In addition, the Company granted 800,000 RSUs to the same consultant.

On April 5, 2022, the Company announced a fully subscribed US$3 million non-brokered private placement.  As of the date of these financial statements, the private placement had not closed.

The Company also entered into a US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities.   The credit agreement will become available for draw down after satisfaction of certain conditions precedent.

On April 14, 2022, the Company entered into an agreement with a private company to sell its investment in Irati for $62,635 or $0.05 per common share of Irati.

